Form 40-F
CAMECO CORP
filed 2004-03-19
CIK 1009001

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2003	Commission file number:1-14228

Cameco Corporation

(Exact name of Registrant as specified in its charter)

CANADA

(Province or other jurisdiction of incorporation or organization)

1090

(Primary Standard Industrial Classification Code Number)

2121 – 11th Street West,
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

56,769,423 Common Shares outstanding as of 31 December 2003

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐	Yes	☑	No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑	Yes	☐	No

Certain statements in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. See “Note Regarding Forward-Looking Statements”.

UNDERTAKING
CONSENT TO SERVICE OF PROCESS
SIGNATURES
CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES
EXHIBIT INDEX
Annual Information Form
2003 Consolidated Audited Financial Statements
2003 Management's Discussion and Analysis
Principal Accountant Fees and Services
Consent of Independent Chartered Accountants
Certification of CEO
Certification of CFO
Certification of CEO - Sarbanes Oxley
Certification of CFO - Sarbanes Oxley

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

DATED this 19th day of March, 2004.

CAMECO CORPORATION

Per:	/s/ David M. Petroff

David M. Petroff
Chief Financial Officer

CERTIFICATIONS AND DISCLOSURE REGARDING
CONTROLS AND PROCEDURES

(a)	Certifications. See Exhibits 99.1 and 99.2.

(b)	Evaluation of disclosure controls and procedures. As of the end of the period covered by this report, an evaluation of the effectiveness of Cameco Corporation’s “disclosure controls and procedures” (as such term is defined in Rules 13a-14(c) and 15d-14(c) of the United States Securities Exchange Act of 1934 (the “Exchange Act”)) was carried out by Cameco Corporation’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based on that evaluation, the CEO and CFO have concluded that as of such date Cameco Corporation’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Cameco Corporation in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission rules and forms.

(c)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2003, there were no changes in Cameco Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Cameco Corporation’s internal control over financial reporting.

Audit Committee Financial Expert.   Cameco Corporation’s board of directors has determined that an audit committee financial expert serves on its audit committee. The audit committee financial expert is Victor J. Zaleschuk.

Code of Ethics.   Cameco Corporation’s directors’ code of ethics, Cameco Corporation’s code of ethics and mandates of the board and its committees and position descriptions for the chief executive officer and the non-executive chair can be found on Cameco Corporations’s web site under “Investor Relations” and are also available in print to any shareholder upon request.

Principal Accountant Fees and Services.   Disclosure is contained in Exhibit No. 4.

Tabular Disclosure of Contractual Obligations.   Disclosure is contained in Exhibit No. 3 — 2003 Management’s Discussion and Analysis under the heading “Contractual Obligations and Commercial Commitments”.

Identification of the Audit Committee.   Cameco Corporation’s audit committee is comprised of: Nancy E. Hopkins (chair), Oyvind Hushovd, J. W. George Ivany, A. Neil McMillan, Robert W. Peterson and Victor J. Zaleschuk.

EXHIBIT INDEX

Exhibit No.	Description

1	Annual Information Form of Cameco Corporation dated March 19, 2004

2	2003 Consolidated Audited Financial Statements

3	2003 Management’s Discussion and Analysis

4	Principal Accountant Fees and Services

5	Consent of Independent Chartered Accountants

99.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002