Form 40-F
period 2004-12-31
CAMECO CORP
filed 2005-03-15
CIK 1009001

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2004	Commission file number: 1-14228

CAMECO CORPORATION

(Exact name of Registrant as specified in its charter)

CANADA
(Province or other jurisdiction of incorporation or organization)

1090
(Primary Standard Industrial Classification Code Number)

2121 - 11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3, Telephone: (306) 956-6200
(Address and telephone number of Registrant’s principal executive offices)

Fletcher Newton, Power Resources, Inc., 141 Union Boulevard, Suite 330
Lakewood, Colorado, USA 80228, Telephone: (720) 917-0112
(Name, address, (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class: Common Shares, no par value.

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

173,040,069 Common Shares outstanding as of 31 December 2004

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐Yes	☑ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes	☐ No

Certain statements in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In Exhibit 1 see “Note Regarding Forward-Looking Statements”.

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

SIGNATURES
EXHIBIT INDEX
Annual Information Form
2004 Consolidated Financial Statements
2004 Management's Discussion and Analysis
Principal Accountant Fees and Services
Consent of Auditors
Certification of CEO Pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
Certification of CFO Pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
Certification of CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Certification of CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Exchange Act, Cameco Corporation certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto fully authorized.

DATED this 15 day of March, 2005.

CAMECO CORPORATION

Per:	/s/ O. Kim Goheen

O. Kim Goheen
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

It should be noted that while the CEO and CFO believe that Cameco Corporation’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2004, there were no changes in Cameco Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Cameco Corporation’s internal control over financial reporting.

(d)	Additional Disclosure Regarding Disclosure Controls and Procedures and Internal Control over Financial Reporting. Cameco Corporation revised the accounting for the non-routine and complex restructuring transactions that helped create Centerra Gold Inc., resulting in a restatement of the previously issued interim financial statements for the periods ended June 30, 2004 and September 30, 2004. The original accounting for these transactions had been carefully analyzed and assessed by management and reviewed by Cameco Corporation’s independent public accountants.

The change to the accounting for the restructuring transactions resulted from a final review in the course of preparing the year-end audited financial statements, when a decision was reached by management and Cameco Corporation’s independent public accountants that a more appropriate basis of accounting for the transactions existed. Cameco Corporation has concluded that the use of a less appropriate method of accounting could be deemed to be the result of a significant deficiency in the design or operation of its internal controls regarding the application of generally accepted accounting principles and the review process of the implementation of accounting guidance.

In reassessing the practice that ultimately led to the change in accounting with respect to the restructuring transactions for Centerra Gold Inc., Cameco Corporation has determined that a corporate policy is required to formalize the current practice with respect to the review, assessment and conclusion on the accounting treatment for non-routine or complex transactions, changes in accounting policy and accounting decisions that involve significant application of professional judgment. This policy will include:

•	Ongoing, regular monitoring of the appropriateness of existing accounting policies including emerging issues and trends;

•	Authority for management to seek independent third party advice with respect to accounting matters related to non-routine or complex transactions or areas involving significant professional judgment; and

•	Regular formal reports from management to the audit committee on current accounting policies, emerging issues and trends, non-routine or complex transactions and accounting matters involving significant professional judgment or estimates to enable the audit committee to strengthen oversight.

Audit Committee Financial Expert. Cameco Corporation’s board of directors has determined that an audit committee financial expert serves on its audit committee. The audit committee financial expert is Victor J. Zaleschuk. He is an “independent” director as such term is used in the rules of the New York Stock Exchange.

Code of Ethics. Cameco Corporation’s directors’ code of ethics, Cameco Corporation’s code of ethics and mandates of the board and its committees and position descriptions for the chief executive officer and the non-executive chair can be found on Cameco Corporation’s web site www.cameco.com under “Governance” and are also available in print to any shareholder upon request.

Principal Accountant Fees and Services. Disclosure is contained in Exhibit No. 4.

Off-Balance Sheet Arrangements. In the normal course of operations, Cameco Corporation enters into certain transactions which are not required to be recorded on its balance sheet. These activities include the issuing of financial assurances, derivative instruments and long-term product purchase contracts. These arrangements are disclosed in the following sections of Exhibit No. 3 – 2004 Management’s Discussion and Analysis and the notes for Exhibit No 2 – 2004 Consolidated Audited Financial Statements:

1. Financial assurances – in MDA disclosed at Nuclear Electricity Business on page 26, Liquidity and Capital Resources on page 42, Business Risks and Uncertainties on page 50, and disclosed in notes 6, 7 and 16 of the consolidated financial statements.

2. Derivative instruments – in MDA disclosed at Uranium Business on pages 16-17, Business Risks and Uncertainties on pages 46-47, Critical Accounting Estimates on page 52 and disclosed in note 22 of the consolidated financial statements.

3. Long-term product purchase contracts – in MDA disclosed at Uranium Business on page 15 and Liquidity and Capital Resources on page 42 and disclosed in note 21(d) of the consolidated financial statements.

Tabular Disclosure of Contractual Obligations. Disclosure is contained in Exhibit No. 3 – 2004 Management’s Discussion and Analysis under the heading “Debt” with tables entitled “Contractual Cash Obligations” and “Commercial Commitments”.

Identification of the Audit Committee. Cameco Corporation’s audit committee is comprised of: Nancy E. Hopkins (chair), Oyvind Hushovd, J. W. George Ivany, A. Neil McMillan, Robert W. Peterson and Victor J. Zaleschuk.

Disclosure Pursuant to the Requirements of the New York Stock Exchange

Presiding Director at Meetings of Non-Management Directors
Cameco Corporation schedules regular director sessions in which Cameco Corporation’s “non-management directors” (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. Mr. Victor J. Zaleschuk, as non-executive chair of the company, serves as the presiding director (the “Presiding Director”) at such sessions. Each of the registrant’s non-management directors, other than Harry D. Cook, is “independent” as such term is used in the rules of the New York Stock Exchange. Cameco Corporation’s criteria for director independence are set out as Appendix “A” to its board mandate which can be found on Cameco Corporation’s website www.cameco.com under Governance.

Communication with Non-Management Directors
Shareholders may send communications to Cameco Corporation’s non-management directors by writing to the Presiding Director, c/o Gary M. S. Chad, Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary, Cameco Corporation, 2121-11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3. Communications will be referred to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

Corporate Governance Guidelines
According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. Cameco Corporation operates under corporate governance guidelines that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual, and which are contained in the board mandate which can be found at Cameco Corporation’s website at www.cameco.com under Governance.

EXHIBIT INDEX

Exhibit No.	Description
1	Annual Information Form of Cameco Corporation dated March 15, 2005

2	2004 Consolidated Audited Financial Statements

3	2004 Management’s Discussion and Analysis

4	Principal Accountant Fees and Services

5	Consent of Auditors

99.1	Certification of Chief Executive Officer pursuant to Rule 13a -14(a) or 15d – 14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a) or 15d – 14 of the Securities Exchange Act of 1934

99.3	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.4	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002