Form 40-F
period 2005-12-31
CAMECO CORP
filed 2006-03-17
CIK 1009001

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2005	Commission file number: 1-14228
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
349,570,048 Common Shares outstanding as of 31 December 2005 (as adjusted for the 17 February 2006 two-for one stock split by way of stock dividend)
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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

UNDERTAKING
CONSENT TO SERVICE OF PROCESS
SIGNATURES
CONTROLS AND PROCEDURES
EXHIBIT INDEX
Annual Information Form dated March 17, 2006
2005 Consolidated Audited Financial Statements
2005 Management's Discussion and Analysis
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
DATED this 17th day of March, 2006.

CAMECO CORPORATION

Per:	“O. Kim Goheen”

O. Kim Goheen
Chief Financial Officer

CERTIFICATIONS AND DISCLOSURE REGARDING
CONTROLS AND PROCEDURES
(a)	Certifications. See Exhibits 99.6 and 99.7.

(b)	Evaluation of disclosure controls and procedures. As of the end of the period covered by this report, an evaluation of the effectiveness of Cameco Corporation’s “disclosure controls and procedures” (as such term is defined in Rules 13a-14(c) and 15d-14(c) of the United States Securities Exchange Act of 1934 (the “Exchange Act”)) was carried out by Cameco Corporation’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based on that evaluation, the CEO and CFO have concluded that as of such date Cameco Corporation’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Cameco Corporation in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission rules and forms.

It should be noted that while the CEO and CFO believe that Cameco Corporation’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2005, there were no changes in Cameco Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Cameco Corporation’s internal control over financial reporting.
Audit Committee Financial Expert. Cameco Corporation’s board of directors has determined that an audit committee financial expert serves on its audit committee. The audit committee financial expert is John H. Clappison. He replaced Victor J. Zaleschuk as audit committee financial expert on February 23, 2006. Mr. Clappison is an “independent” director as such term is used in the rules of the New York Stock Exchange.
Code of Ethics. Cameco Corporation’s code of conduct and ethics, corporate governance guidelines and mandates of the board and its committees and position descriptions for the chief executive officer and the non-executive chair can be found on Cameco Corporation’s web site www.cameco.com under “Governance” and are also available in print to any shareholder upon request.
Principal Accountant Fees and Services. Disclosure is contained in Exhibit No. 99.4.
Off-Balance Sheet Arrangements. In the normal course of operations, Cameco Corporation enters into certain transactions which are not required to be recorded on its balance sheet. These activities include the issuing of financial assurances, derivative instruments and long-term product purchase contracts. These arrangements are disclosed in the following sections of Exhibit No. 99.3 — 2005 Management’s Discussion and Analysis and the notes for Exhibit No 99.2 — 2005 Consolidated Audited Financial Statements:

1.	Financial assurances – in MDA disclosed at Nuclear Electricity Generation Business on page 23 Liquidity and Capital Resources on page 32, Risks and Risk Management on page 35, and disclosed in notes 6, 7, and 22 of the consolidated financial statements.

2.	Derivative instruments – in MDA disclosed at Uranium Business on page 7, Risks and Risk Management on page 35, Critical Accounting Estimates on page 46 and disclosed in note 22 of the consolidated financial statements.

3.	Long-term product purchase contracts – in MDA disclosed at Uranium Business on page 7 and Liquidity and Capital Resources on page 32 and disclosed in note 21(h) of the consolidated financial statements.
Tabular Disclosure of Contractual Obligations. Disclosure is contained in Exhibit No. 3 – 2005 Management’s Discussion and Analysis under the heading “Liquidity and Capital Resources” with tables entitled “Contractual Cash Obligations” and “Commercial Commitments”.
Identification of the Audit Committee. Cameco Corporation’s audit committee is comprised of: Nancy E. Hopkins (chair), Oyvind Hushovd, J. W. George Ivany, A. Neil McMillan, Robert W. Peterson and John H. Clappison. Mr. Clappison joined the committee on February 23, 2006, replacing Victor J. Zaleschuk.
Disclosure Pursuant to the Requirements of the New York Stock Exchange
Presiding Director at Meetings of Non-Management Directors

Cameco Corporation schedules regular director sessions in which Cameco Corporation’s “non-management directors” (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. Mr. Victor J. Zaleschuk, as non-executive chair of the company, serves as the presiding director (the “Presiding Director”) at such sessions. Each of the registrant’s non-management directors, other than Joe Colvin, is “independent” as such term is used in the rules of the New York Stock Exchange. Cameco Corporation’s criteria for director independence are set out as Appendix “A” to its board mandate, which can be found on Cameco Corporation’s website www.cameco.com under Governance.
Communication with Non-Management Directors

Shareholders may send communications to Cameco Corporation’s Presiding Director or non-management directors by mailing (by regular mail or other means of delivery) to the corporate head office at 2121-11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3 a sealed envelope marked “Private and Strictly Confidential-Attention: Chair of the Board of Directors of Cameco Corporation.” Any such envelope will be delivered unopened to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.
Corporate Governance Guidelines

According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. Cameco Corporation operates under corporate governance guidelines that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual, and which are contained in the corporate governance guidelines which can be found at Cameco Corporation’s website at www.cameco.com under Governance.

EXHIBIT INDEX

Exhibit No.	Description	Page No.
99.1	Annual Information Form of Cameco Corporation dated March 17, 2006

99.2	2005 Consolidated Audited Financial Statements

99.3	2005 Management’s Discussion and Analysis

99.4	Principal Accountant Fees and Services

99.5	Consent of Auditors

99.6	Certification of Chief Executive Officer pursuant to Rule 13a -14(a) or 15d – 14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Financial Officer pursuant to Rule 13a – 14(a) or 15d – 14 of the Securities Exchange Act of 1934

99.8	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002