Form 40-F
period 2006-12-31
CAMECO CORP
filed 2007-03-30
CIK 1009001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2006	Commission file number: 1-14228
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
352,292,632 Common Shares outstanding as of 31 December 2006

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐
Certain statements in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In Exhibit 99.1 see “Note Regarding Forward-Looking Statements”.
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
DATED this 30th day of March, 2007.

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

It should be noted that while the CEO and CFO believe that Cameco Corporation’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal control over financial reporting to be capable of preventing all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Management’s annual report on internal control over financial reporting. Management, including Cameco Corporation’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over Cameco Corporation’s financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Cameco Corporation’s internal control over financial reporting was effective as of December 31, 2006.

(d)	Attestation report of the registered public accounting firm. Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, was audited by KPMG, LLP, an independent registered public accounting firm, as stated in their report beginning on page Exhibit No. 99.22 of Exhibit No. 99.2 — 2006 Consolidated Audited Financial Statements and their report in Exhibit No. 99.22.

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2006, there were no changes in Cameco Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Cameco Corporation’s internal control over financial reporting, except as follows:

On May 1, 2006, the second implementation phase of an enterprise resource planning application became operational at Cameco’s Canadian operations, including the plant maintenance, purchasing, materials management, accounts payable and project systems modules. The first phase, completed as of January 1, 2003, included human resources, payroll and finance modules. Cameco believes that certain changes made to the company’s internal control structure, in connection with this implementation, strengthened its internal control structure.
Audit Committee Financial Expert. Cameco Corporation’s board of directors has determined that an audit committee financial expert serves on its audit committee. The audit committee financial expert is John H. Clappison. Mr. Clappison is an “independent” director as such term is used in the rules of the New York Stock Exchange.

Code of Ethics. Cameco Corporation’s code of conduct and ethics, corporate governance guidelines and mandates of the board and its committees and position descriptions for the chief executive officer and the non-executive chair can be found on Cameco Corporation’s web site www.cameco.com under “Governance” and are also available in print to any shareholder upon request. Since the adoption of the code, there have not been any amendments to the code, nor have there been any waivers, including implied waivers, from any provision of the code.
Principal Accountant Fees and Services. Disclosure is contained in Exhibit No. 99.4.
Off-Balance Sheet Arrangements. In the normal course of operations, Cameco Corporation enters into certain transactions which are not required to be recorded on its balance sheet. These activities include the issuing of financial assurances, derivative instruments and long-term product purchase contracts. These arrangements are disclosed in the following sections of Exhibit No. 99.3 — 2006 Management’s Discussion and Analysis and the notes for Exhibit No 99.2 — 2006 Consolidated Audited Financial Statements:
1.	Financial assurances — in MDA disclosed at Nuclear Electricity Generation Business, Liquidity and Capital Resources, and Risks and Risk Management and disclosed in notes 7, 8, 19 and 24 of the Consolidated Audited Financial Statements.

2.	Derivative instruments — in MDA disclosed at Uranium Business, Risks and Risk Management, and Critical Accounting Estimates and disclosed in note 25 of the Consolidated Audited Financial Statements.

3.	Long-term product purchase contracts — in MDA disclosed at Uranium Business and Liquidity and Capital Resources and disclosed in note 24 of the Consolidated Audited Financial Statements.
Tabular Disclosure of Contractual Obligations. Disclosure is contained in Exhibit No. 99.3 — 2006 Management’s Discussion and Analysis under the heading “Liquidity and Capital Resources” with tables entitled “Contractual Cash Obligations” and “Commercial Commitments”.
Identification of the Audit Committee. Cameco Corporation’s audit committee is comprised of: Nancy E. Hopkins (chair), Oyvind Hushovd, J. W. George Ivany, A. Neil McMillan, Robert W. Peterson and John H. Clappison.
Disclosure Pursuant to the Requirements of the New York Stock Exchange
Presiding Director at Meetings of Non-Management Directors
Cameco Corporation schedules regular director sessions in which Cameco Corporation’s “non-management directors” (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. Mr. Victor J. Zaleschuk, as non-executive chair of the company, serves as the presiding director (the “Presiding Director”) at such sessions. Each of the registrant’s non-management directors, other than Joe Colvin, is “independent” as such term is used in the rules of the New York Stock Exchange. Cameco Corporation’s criteria for director independence are set out as Appendix “A” to its board mandate, which can be found on Cameco Corporation’s website www.cameco.com under “Governance”.
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

Corporate Governance Guidelines
According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website. Cameco Corporation operates under corporate governance guidelines that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual, and which are contained in the corporate governance guidelines which can be found at Cameco Corporation’s website at www.cameco.com under “Governance”.

EXHIBIT INDEX

Exhibit No.	Description	Page No.
99.1	Annual Information Form of Cameco Corporation dated March 30, 2007

99.2	2006 Consolidated Audited Financial Statements

99.3	2006 Management’s Discussion and Analysis

99.4	Principal Accountant Fees and Services

99.5	Consent of Auditors

99.6	Certification of Chief Executive Officer pursuant to Rule 13a -14(a) or 15d — 14 of the Securities Exchange Act of 1934

99.7	Certification of Chief Financial Officer pursuant to Rule 13a — 14(a) or 15d — 14 of the Securities Exchange Act of 1934

99.8	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.10	Consent of Expert

99.11	Consent of Expert

99.12	Consent of Expert

99.13	Consent of Expert

99.14	Consent of Expert

99.15	Consent of Expert

99.16	Consent of Expert

99.17	Consent of Expert

Exhibit No.	Description	Page No.
99.18	Consent of Expert

99.19	Consent of Expert

99.20	Consent of Expert

99.21	Consent of Expert

99.22	Report of Independent Registered Public Accounting Firm