Form 40-F
period 2007-12-31
CAMECO CORP
filed 2008-03-31
CIK 1009001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 31 December 2007	Commission file number: 1-14228
CAMECO CORPORATION
(Exact name of Registrant as specified in its charter)
CANADA
(Province or other jurisdiction of incorporation or organization)
1090
(Primary Standard Industrial Classification Code Number)
2121 — 11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3, Telephone: (306) 956-6200
(Address and telephone number of Registrant’s principal executive offices)
Scott Melbye, Cameco Inc., One Southwest Crossing, Suite 210, 11095 Viking Drive
Eden Prairie, Minnesota, USA 55344, Telephone: (952) 941-9078
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
344,398,698 Common Shares outstanding as of 31 December 2007
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes                    ☑ No
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☑ Yes                    ☐ No
Certain statements in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In Exhibit 99.1 see “Caution Regarding Forward-Looking Information and Statements”.

CERTIFICATIONS AND DISCLOSURE REGARDING
CONTROLS AND PROCEDURES
(a)	Certifications. See Exhibits 99.6 and 99.7.

(b)	Evaluation of disclosure controls and procedures. As of the end of the period covered by this report, an evaluation of the effectiveness of Cameco Corporation’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934 (the “Exchange Act”)) was carried out by Cameco Corporation’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based on that evaluation, the CEO and CFO have concluded that as of such date Cameco Corporation’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Cameco Corporation in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission rules and forms.

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

(c)	Management’s annual report on internal control over financial reporting. Management, including Cameco Corporation’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rule 13 a — 15(f) and 15d -15(f) of the Exchange Act) for Cameco Corporation. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Cameco Corporation’s internal control over financial reporting was effective as of December 31, 2007.

(d)	Attestation report of the registered public accounting firm. The effectiveness of Cameco Corporation’s internal control over financial reporting as of December 31, 2007, was audited by KPMG, LLP, an independent registered public accounting firm, as stated in their report in Exhibit No. 99.2 — 2007 Consolidated Audited Financial Statements and their report in Exhibit No. 99.19.

(e)	Changes in Internal Control Over Financial Reporting. During the fiscal year ended December 31, 2007, there were no changes in Cameco Corporation’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Cameco Corporation’s internal control over financial reporting.
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
Principal Accountant Fees and Services. Disclosure is contained in Exhibit No. 99.4.
Off-Balance Sheet Arrangements. In the normal course of operations, Cameco Corporation enters into certain transactions which are not required to be recorded on its balance sheet. These activities include the issuing of financial assurances and long-term product purchase contracts. These arrangements are disclosed in the following sections of Exhibit No. 99.3 — 2007 Management’s Discussion and Analysis and the notes for Exhibit No 99.2 — 2007 Consolidated Audited Financial Statements:
1.	Financial assurances — in MDA disclosed at 2007 Nuclear Electricity Generation Business, Liquidity and Capital Resources, and Risks and Risk Management and disclosed in notes 8, 9, 25 and 27 of the Consolidated Audited Financial Statements.

2.	Long-term product purchase contracts — in MDA disclosed at Uranium Business and Liquidity and Capital Resources and disclosed in note 25 of the Consolidated Audited Financial Statements.
Tabular Disclosure of Contractual Obligations. Disclosure is contained in Exhibit No. 99.3 — 2007 Management’s Discussion and Analysis under the heading “Liquidity and Capital Resources” with tables entitled “Contractual Cash Obligations” and “Commercial Commitments”.
Identification of the Audit Committee. Cameco Corporation has a separately-designated standing audit committee established in accordance with Section 3 (a) (58) (A) of the Exchange Act. Cameco Corporation’s audit committee is comprised of: Nancy E. Hopkins (chair), Oyvind Hushovd, J. W. George Ivany, A. Neil McMillan, Robert W. Peterson and John H. Clappison.
Disclosure Pursuant to the Requirements of the New York Stock Exchange
Presiding Director at Meetings of Non-Management Directors
Cameco Corporation schedules regular director sessions in which Cameco Corporation’s “non-management directors” (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. Mr. Victor J. Zaleschuk, as non-executive chair of the company, serves as the presiding director (the “Presiding Director”) at such sessions. Each of the registrant’s non-management directors is “independent” as such term is used in the rules of the New York Stock Exchange. Cameco Corporation’s criteria for director independence are set out as Appendix “A” to its board mandate, which can be found on Cameco Corporation’s website www.cameco.com under “Governance”.
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
Corporate Governance Guidelines
According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company’s website and be available in print to any shareholder upon request. Cameco Corporation operates under corporate governance guidelines that are consistent with the requirements of Section

303A.09 of the NYSE Listed Company Manual, and which are contained in the corporate governance guidelines which can be found at Cameco Corporation’s website at www.cameco.com under “Governance”.
Independent Directors
The names of Cameco Corporation’s non-management directors are: John S. Auston; John H. Clappison; Joe F. Colvin; Harry D. Cook; James R. Curtiss; George S. Dembroski; Nancy E. Hopkins; Oyvind Hushovd; J.W. George Ivany; A. Anne McLellan; A.Neil McMillan; Robert W. Pederson; and Victor J. Zaleschuk. Each of the non-management directors is “independent”, as such term is used in the rules of the New York Stock Exchange.
Audited Annual Financial Statements
For Cameco Corporation’s Consolidated Audited Financial Statements, including the report of the independent registered public accounting firm, see Exhibit 99.2. See the related supplementary note, attached as Exhibit 99.20., entitled “Reconciliation to United States GAAP” for a reconciliation of the differences between Canadian and U.S. generally accepted accounting principles.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Annual Information Form of Cameco Corporation dated March 28, 2008

99.2	2007 Consolidated Audited Financial Statements

99.3	2007 Management’s Discussion and Analysis

99.4	Principal Accountant Fees and Services

99.5	Consent of Auditors

99.6	Certification of Chief Executive Officer pursuant to Rule 13a -15(e) or 15d — 15(e) of the Securities Exchange Act of 1934

99.7	Certification of Chief Financial Officer pursuant to Rule 13a — 15(e) or 15d — 15 (e) of the Securities Exchange Act of 1934

99.8	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.10	Consent of Expert

99.11	Consent of Expert

99.12	Consent of Expert

99.13	Consent of Expert

99.14	Consent of Expert

99.15	Consent of Expert

99.16	Consent of Expert

99.17	Consent of Expert

Exhibit No.	Description

99.18	Consent of Expert

99.19	Report of Independent Registered Public Accounting Firm

99.20	Reconciliation to United States GAAP

99.21	Consent of Expert

99.22	Consent of Expert

99.23	Consent of Expert

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
DATED this 31 day of March, 2008.

CAMECO CORPORATION
Per:	/s/ O. Kim Goheen
O. Kim Goheen
Chief Financial Officer