Form 40-F
period 2008-12-31
CAMECO CORP
filed 2009-03-27
CIK 1009001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
Commission file number: 1-14228
CAMECO CORPORATION
(Exact name of Registrant as specified in its charter)
CANADA
(Province or other jurisdiction of incorporation or organization)
1090
(Primary Standard Industrial Classification Code Number)
98-0113090
(I.R.S. Employer Identification)
2121 — 11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3, Telephone: (306) 956-6200
(Address and telephone number of Registrant’s principal executive offices)
Scott Melbye, Cameco Inc., One Southwest Crossing, Suite 210, 11095 Viking Drive
Eden Prairie, Minnesota, USA, 55344, Telephone: (952) 941-9078
(Name, address, (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered pursuant to Section 12(b) of the Act:
Title of Class: Common Shares, no par value
Name of Exchange where Securities are listed: New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Information filed with this Form:
☑  Annual Information Form                      ☑ Audited annual financial statements
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
365,718,923 Common Shares outstanding as of December 31, 2008
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

☐ Yes	☑ No
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes	☐ No
Certain statements in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In Exhibit 99.1 see “Caution Regarding Forward-Looking Information and Statements”.

Certifications and Disclosure Regarding Controls and Procedures.
(a)	Certifications regarding controls and procedures. See Exhibits 99.9 and 99.10.

(b)	Evaluation of disclosure controls and procedures. As of the end of the period covered by this report, an evaluation of the effectiveness of Cameco Corporation’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)), was carried out by Cameco Corporation’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based on that evaluation, the CEO and CFO have concluded that as of such date Cameco Corporation’s disclosure controls and procedures are effective to provide a reasonable level of assurance that information required to be disclosed by Cameco Corporation in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission (the “Commission”) rules and forms.

It should be noted that while the CEO and CFO believe that Cameco Corporation’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect the disclosure controls and procedures or internal control over financial reporting to be capable of preventing all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c)	Management’s annual report on internal control over financial reporting. Management, including Cameco Corporation’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for Cameco Corporation. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Cameco Corporation’s internal control over financial reporting was effective as of December 31, 2008.

(d)	Attestation report of the registered public accounting firm. The effectiveness of Cameco Corporation’s internal control over financial reporting as of December 31, 2008 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report in Exhibit 99.2 — 2008 Consolidated Audited Financial Statements and their report in Exhibit 99.6 — Report of Independent Registered Public Accounting Firm.

(e)	Changes in internal control over financial reporting. During the fiscal year ended December 31, 2008, there were no changes in Cameco Corporation’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Cameco Corporation’s internal control over financial reporting.
Audit Committee Financial Expert. Cameco Corporation’s board of directors has determined that an audit committee financial expert serves on its audit committee. The audit committee financial expert is John H. Clappison. Mr. Clappison is an “independent” director as such term is used in the rules of the New York Stock Exchange (the “NYSE”). Information concerning the relevant experience of Mr. Clappison is included in his biographical information contained in Cameco Corporation’s Annual Information Form in Exhibit 99.1. The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.
Code of Ethics. Cameco Corporation’s code of conduct and ethics (the “Code”) is applicable to all directors, officers and employees of Cameco Corporation, including the CEO and CFO. The Code, as well as Cameco Corporation’s corporate governance practices and mandates of the board of directors and its committees, and position descriptions for the chief executive officer and the non-executive chair, can be found on Cameco Corporation’s website at www.cameco.com under “Governance” and are also available in print to any shareholder upon request. Since the adoption of the Code, there have not been any amendments to the Code, nor have there been any waivers, including implied waivers, from any provision of the Code.
Principal Accountant Fees and Services. See Exhibit 99.4.
Off-Balance Sheet Arrangements. In the normal course of operations, Cameco Corporation enters into certain transactions that are not required to be recorded on its balance sheet. These activities include the issuing of financial assurances and long-term product purchase contracts. These arrangements are disclosed in the following sections of Exhibit 99.3 — 2008 Management’s Discussion and Analysis and the notes for Exhibit No 99.2 — 2008 Consolidated Audited Financial Statements:
(a)	Financial assurances. In the 2008 Management’s Discussion and Analysis, see the disclosure at “2008 Nuclear Electricity Generation Business Results”, “Liquidity and Capital Resources” and “Risks and Risk Management”. In the 2008 Consolidated Audited Financial Statements, see the disclosure at notes 9 and 24 of the financial statements.
(b)	Long-term product purchase contracts. In the 2008 Management’s Discussion and Analysis, see the disclosure at “Our Uranium Business” and “Liquidity and Capital Resources”. In the 2008 Consolidated Audited Financial Statements, see the disclosure at note 24 of the financial statements.
Tabular Disclosure of Contractual Obligations. See Exhibit 99.5.
Identification of the Audit Committee. Cameco Corporation has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Cameco Corporation’s audit committee is comprised of: Nancy E. Hopkins (chair), Oyvind Hushovd, J.W. George Ivany, A. Neil McMillan, Robert W. Peterson and John H. Clappison.
Audited Annual Financial Statements. Cameco Corporation’s Consolidated Audited Financial Statements as at December 31, 2008 and 2007, including the related report of the independent registered public accounting firm, is included in Exhibit 99.2 — 2008 Consolidated Audited Financial Statements. See Exhibit 99.7 — Reconciliation to United States GAAP for a reconciliation of the differences between Canadian and U.S. generally accepted accounting principles.
Disclosure Pursuant to the Requirements of the New York Stock Exchange.
(a)	Corporate governance practices. Disclosure of the significant ways in which Cameco Corporation’s corporate governance practices differ from those required for U.S. companies under the NYSE listing standards can be found on Cameco Corporation’s website at www.cameco.com under “Governance”.

(b)	Presiding director at meetings of non-management directors. Cameco Corporation schedules regular director sessions in which Cameco Corporation’s “non-management directors” (as that term is defined in the rules of the NYSE) meet without management participation. Mr. Victor J. Zaleschuk, as non-executive chair of Cameco Corporation, serves as the presiding director (the “Presiding Director”) at such sessions. Each of Cameco Corporation’s non-management directors is “independent” as such term is used in the rules of the NYSE. Cameco Corporation’s criteria for director independence are set out as Appendix “A” to its board mandate, which can be found on Cameco Corporation’s website at www.cameco.com under “Governance”.

(c)	Communication with non-management directors. Shareholders may send communications to Cameco Corporation’s Presiding Director or non-management directors by mailing (by regular mail or other means of delivery) to the corporate head office at 2121-11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3 a sealed envelope marked “Private and Strictly Confidential-Attention: Chair of the Board of Directors of Cameco Corporation”. Any such envelope will be delivered unopened to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

(d)	Corporate governance guidelines. According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines and the charters of the listed company’s most important committees of the board of directors are required to be posted on the listed company’s website and be available in print to any shareholder upon request. Cameco Corporation operates under corporate governance guidelines that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual. Cameco Corporation’s corporate governance guidelines and the charters of its most important committees of the board of directors can be found at Cameco Corporation’s website at www.cameco.com under “Governance” and are available in print to any shareholder who requests them.

(e)	Independent directors. The names of Cameco Corporation’s non-management directors are: John S. Auston; John H. Clappison; Joe F. Colvin; Harry D. Cook; James R. Curtiss; George S. Dembroski; Nancy E. Hopkins; Oyvind Hushovd; J.W. George Ivany; A. Anne McLellan; A. Neil McMillan; Robert W. Peterson; and Victor J. Zaleschuk. Each of the non-management directors is “independent”, as such term is used in the rules of the NYSE.

(f)	Audit committee. John Clappison, who is a member of Cameco Corporation’s audit committee, is a member of the audit committees of three other publicly traded companies. The board of directors has determined that such simultaneous service will not impair the ability of Mr. Clappison to effectively serve on Cameco Corporation’s audit committee.

EXHIBIT INDEX

Exhibit No.	Description

99.1	2008 Annual Information Form

99.2	2008 Consolidated Audited Financial Statements

99.3	2008 Management’s Discussion and Analysis

99.4	Principal Accountant Fees and Services

99.5	Tabular Disclosure of Contractual Obligations

99.6	Report of Independent Registered Public Accounting Firm

99.7	Reconciliation to United States GAAP

99.8	Consent of Independent Registered Public Accounting Firm

99.9	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.10	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.11	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.12	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.13	Consent of Alain G. Mainville, P. Geo.

99.14	Consent of Ian Atkinson, P. Geo.

99.15	Consent of Grant J. H. Goddard, P. Eng.

99.16	Consent of Charles (Chuck) R. Edwards, P. Eng.

Exhibit No.	Description

99.17	Consent of Gregory M. Murdock, P. Eng.

99.18	Consent of David Bronkhorst, P. Eng.

99.19	Consent of Doug McIlveen, P. Geo.

99.20	Consent of C. Scott Bishop, P. Eng.

99.21	Consent of Leslie (Les) D. Yesnik, P. Eng.

99.22	Consent of Henrik Thalenhorst, P. Geo.

99.23	Consent of Dan Redmond, P. Geo.

99.24	Consent of Iain Bruce, P. Eng.

99.25	Consent of Strathcona Mineral Services Limited

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
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
Any change to the name or address of the agent for service of process of Cameco Corporation shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.
SIGNATURES
Pursuant to the requirements of the Exchange Act, Cameco Corporation certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.
DATED this 27th day of March, 2009.

CAMECO CORPORATION
By:	/s/ O. Kim Goheen
	Name:	O. Kim Goheen
	Title:	Senior Vice-President and Chief Financial Officer