Form 40-F
period 2009-12-31
CAMECO CORP
filed 2010-03-31
CIK 1009001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended December 31, 2009
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
392,838,733 Common Shares outstanding as of December 31, 2009
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

☐ Yes	☑ No
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes	☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐ Yes	☐ No
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

(c)	Management’s annual report on internal control over financial reporting. Management, including Cameco Corporation’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for Cameco Corporation. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Cameco Corporation’s internal control over financial reporting was effective as of December 31, 2009.

(d)	Attestation report of the registered public accounting firm. The effectiveness of Cameco Corporation’s internal control over financial reporting as of December 31, 2009 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report in Exhibit 99.2 – 2009 Consolidated Audited Financial Statements and their report in Exhibit 99.6 – Report of Independent Registered Public Accounting Firm.

(e)	Changes in internal control over financial reporting. During the fiscal year ended December 31, 2009, there were no changes in Cameco Corporation’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Cameco Corporation’s internal control over financial reporting.
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
Principal Accountant Fees and Services. See Exhibit 99.4.
Off-Balance Sheet Arrangements. In the normal course of operations, Cameco Corporation enters into certain transactions that are not required to be recorded on its balance sheet. These activities include the issuing of financial assurances and long-term product purchase contracts. These arrangements are disclosed in the following sections of Exhibit 99.3 – 2009 Management’s Discussion and Analysis and the notes for Exhibit No 99.2 – 2009 Consolidated Audited Financial Statements:
(a)	Financial assurances. In the 2009 Management’s Discussion and Analysis, see the disclosure at “Liquidity and Capital Resources” (pages 38-39). In the 2009 Consolidated Audited Financial Statements, see the disclosure at notes 11 and 26 of the financial statements.

(b)	Long-term product purchase contracts. In the 2009 Management’s Discussion and Analysis, see the disclosure at “Liquidity and Capital Resources” (pages 38-39). In the 2009 Consolidated Audited Financial Statements, see the disclosure at note 26 of the financial statements.
Tabular Disclosure of Contractual Obligations. See Exhibit 99.5.
Identification of the Audit Committee. Cameco Corporation has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Cameco Corporation’s audit committee is comprised of: John H. Clappison (chair), Nancy E. Hopkins, George S. Dembroski, Oyvind Hushovd, J.W. George Ivany, A. Neil McMillan and Robert W. Peterson.
Audited Annual Financial Statements. Cameco Corporation’s Consolidated Audited Financial Statements as at December 31, 2009 and 2008, including the related report of the independent registered public accounting firm, is included in Exhibit 99.2 – 2009 Consolidated Audited Financial Statements. See Exhibit 99.7 – Reconciliation to United States GAAP for a reconciliation of the differences between Canadian and U.S. generally accepted accounting principles.
Disclosure Pursuant to the Requirements of the New York Stock Exchange.
(a)	Corporate governance practices. Disclosure of the significant ways in which Cameco Corporation’s corporate governance practices differ from those required for U.S. companies under the NYSE listing standards can be found on Cameco Corporation’s website at www.cameco.com under “Governance”.

(b)	Presiding director at meetings of non-management directors. Cameco Corporation schedules regular director sessions in which Cameco Corporation’s “non-management directors” (as that term is defined in the rules of the NYSE) meet without management participation. Mr. Victor J. Zaleschuk, as non-executive chair of Cameco Corporation, serves as the presiding director (the “Presiding Director”) at such sessions. Each of Cameco Corporation’s non-management directors is “independent” as such term is used in the rules of the NYSE with the exception of Donald H. F. Deranger. Cameco Corporation’s criteria for director independence are set out as Appendix “A” to its board mandate, which can be found on Cameco Corporation’s website at www.cameco.com under “Governance”.

(c)	Communication with non-management directors. Shareholders may send communications to Cameco Corporation’s Presiding Director or non-management directors by mailing (by regular mail or other means of delivery) to the corporate head office at 2121-11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3 a sealed envelope marked “Private and Strictly Confidential-Attention: Chair of the Board of Directors of Cameco Corporation”. Any such envelope will be delivered unopened to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

(d)	Corporate governance guidelines. According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines and the charters of the listed company’s most important committees of the board of directors are required to be posted on the listed company’s website and be available in print to any shareholder upon request. Cameco Corporation operates under corporate governance guidelines that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual. Cameco Corporation’s corporate governance guidelines and the charters of its most important committees of the board of directors can be found at Cameco Corporation’s website at www.cameco.com under “Governance” and are available in print to any shareholder who requests them.

(e)	Independent directors. The names of Cameco Corporation’s non-management directors are: John H. Clappison; Joe F. Colvin; James R. Curtiss; George S. Dembroski; Donald H.F. Deranger; James K. Gowans; Nancy E. Hopkins; Oyvind Hushovd; J.W. George Ivany; A. Anne McLellan; A. Neil McMillan; Robert W. Peterson; and Victor J. Zaleschuk. Each of the non-management directors is “independent”, as such term is used in the rules of the NYSE with the exception of Donald H.F. Deranger.

(f)	Audit committee. John Clappison, who is the chair of Cameco Corporation’s audit committee, is a member of the audit committees of three other publicly traded companies. The board of directors has determined that such simultaneous service will not impair the ability of Mr. Clappison to effectively serve on Cameco Corporation’s audit committee.

EXHIBIT INDEX

Exhibit No.	Description

99.1	2009 Annual Information Form

99.2	2009 Consolidated Audited Financial Statements

99.3	2009 Management’s Discussion and Analysis

99.4	Principal Accountant Fees and Services

99.5	Tabular Disclosure of Contractual Obligations

99.6	Report of Independent Registered Public Accounting Firm

99.7	Reconciliation to United States GAAP

99.8	Consent of Independent Registered Public Accounting Firm

99.9	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.10	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.11	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.12	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.13	Consent of Alain G. Mainville, P. Geo.

99.14	Consent of Charles Foldenauer, P. Eng.

99.15	Consent of Grant J. H. Goddard, P. Eng.

99.16	Consent of Lorne Schwartz, P. Eng.

Exhibit No.	Description

99.17	Consent of C. Scott Bishop, P. Eng.

99.18	Consent of Gregory M. Murdock, P. Eng.

99.19	Consent of David Bronkhorst, P. Eng.

99.20	Consent of Leslie (Les) D. Yesnik, P. Eng.

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
DATED this 31st day of March, 2010.

CAMECO CORPORATION
By:	/s/ O. Kim Goheen
	Name:	O. Kim Goheen
	Title:	Senior Vice-President and Chief Financial Officer