Form 40-F
period 2015-12-31
CAMECO CORP
filed 2016-03-30
CIK 1009001

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

395,792,522 Common Shares outstanding as of December 31, 2015

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

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications regarding controls and procedures. See Exhibits 99.9 and 99.10.

(b)	Evaluation of disclosure controls and procedures. As of December 31, 2015 an evaluation of the effectiveness of Cameco Corporation’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)), was carried out by Cameco Corporation’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based on that evaluation, the CEO and CFO have concluded that as of such date Cameco Corporation’s disclosure controls and procedures are effective to provide a reasonable level of assurance that information required to be disclosed by Cameco Corporation in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission (the “Commission”) rules and forms.

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

(c)	Management’s annual report on internal control over financial reporting. Management, including Cameco Corporation’s CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for Cameco Corporation. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Cameco Corporation’s internal control over financial reporting was effective as of December 31, 2015.

(d)	Attestation report of the registered public accounting firm. The effectiveness of Cameco Corporation’s internal control over financial reporting as of December 31, 2015 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report in Exhibit 99.6 – Report of Independent Registered Public Accounting Firm.

(e)	Changes in internal control over financial reporting. During the fiscal year ended December 31, 2015, there were no changes in Cameco Corporation’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Cameco Corporation’s internal control over financial reporting.

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

Code of Ethics. Cameco Corporation’s code of conduct and ethics (the “Code”) is applicable to all directors, officers and employees of Cameco Corporation, including the CEO and CFO. The Code, as well as Cameco Corporation’s corporate governance practices and mandates of the board of directors and its committees, and position descriptions for the chief executive officer and the non-executive chair, can be found on Cameco Corporation’s website at www.cameco.com under “About – Governance” and are also available in print to any shareholder upon request. Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code. In 2015, we amended our previously filed Code and made non-substantive changes including updates to pictures, document titles, document referencing and contact information.

The Code was furnished to the Commission on February 4, 2016 as Exhibit 1 to a report on Form 6-K and is incorporated by reference herein as Exhibit 99.22.

Principal Accountant Fees and Services. See Exhibit 99.4.

Off-Balance Sheet Arrangements. In the normal course of operations, Cameco Corporation enters into certain transactions that are not required to be recorded on its balance sheet. These activities include the issuing of financial assurances, long-term product purchase contracts, other arrangements, as well as terms under certain financing arrangements at its subsidiary, NUKEM Energy GmbH (NUKEM). These arrangements are disclosed in the following sections of Exhibit 99.3 – 2015 Management’s Discussion and Analysis and the notes to the financial statements in Exhibit No 99.2 – 2015 Consolidated Audited Financial Statements:

(a)	Financial assurances. In the 2015 Management’s Discussion and Analysis, see the disclosure at “Off-balance sheet arrangements” (page 41). In the 2015 Consolidated Audited Financial Statements, see the disclosure at note 15 of the financial statements.

(b)	Long-term product purchase contracts. In the 2015 Management’s Discussion and Analysis, see the disclosure at “Off-balance sheet arrangements” (page 41).

(c)	Other arrangements. In the 2015 Management’s Discussion and Analysis, see the disclosure at “Off-balance sheet arrangements” (pages 41-42). In the 2015 Consolidated Audited Financial Statements, see the disclosure at note 27 of the financial statements.

(d)	NUKEM financing arrangements. In the 2015 Management’s Discussion and Analysis, see the disclosure at “NUKEM financing arrangement” (page 41). In the 2015 Consolidated Audited Financial Statements, see the disclosure at note 8 to the financial statements.

Tabular Disclosure of Contractual Obligations. See Exhibit 99.5.

Identification of the Audit Committee. Cameco Corporation has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Cameco Corporation’s audit committee is comprised of: John Clappison (chair), Ian Bruce, Daniel Camus, Catherine Gignac and Nancy Hopkins.

Audited Annual Financial Statements. Cameco Corporation’s Consolidated Audited Financial Statements as at December 31, 2015 and 2014, including the related report of the independent registered public accounting firm, is included in Exhibit 99.7 – Report of Independent Registered Public Accounting Firm – Public Company Accounting Oversight Board (United States) Standards.

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

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

(a)	Corporate governance practices. Disclosure of the significant ways in which Cameco Corporation’s corporate governance practices differ from those required for U.S. companies under the NYSE listing standards can be found on Cameco Corporation’s website at www.cameco.com under “About – Governance”.

(b)	Presiding director at meetings of non-management directors. Cameco Corporation schedules regular director sessions in which Cameco Corporation’s “non-management directors” (as that term is defined in the rules of the NYSE) meet without management participation. Mr. Neil McMillan, as non-executive chair of Cameco Corporation, serves as the presiding director (the “Presiding Director”) at such sessions. Each of Cameco Corporation’s non-management directors is “independent” as such term is used in the rules of the NYSE with the exception of Donald Deranger and John Clappison. Cameco Corporation’s criteria for director independence are available on Cameco Corporation’s website at www.cameco.com under “About – Governance”.

(c)	Communication with non-management directors. Shareholders may send communications to Cameco Corporation’s Presiding Director or non-management directors by mailing (by regular mail or other means of delivery) to the corporate head office at 2121 – 11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3 a sealed envelope marked “Private and Strictly Confidential -Attention: Chair of the Board of Directors of Cameco Corporation”. Any such envelope will be delivered unopened to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

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

(e)	Independent directors. The names of Cameco Corporation’s non-management directors are: Ian Bruce; Daniel Camus; John Clappison; James Curtiss; Donald Deranger; Catherine Gignac; James Gowans; Nancy Hopkins; Don Kayne; Anne McLellan; and Neil McMillan. Each of the non-management directors is “independent”, as such term is used in the rules of the NYSE with the exception of Donald Deranger and John Clappison.

EXHIBIT INDEX

Exhibit No.	Description

99.1	2015 Annual Information Form

99.2	2015 Consolidated Audited Financial Statements

99.3	2015 Management’s Discussion and Analysis

99.4	Principal Accountant Fees and Services

99.5	Tabular Disclosure of Contractual Obligations

99.6	Report of Independent Registered Public Accounting Firm – Internal Control Over Financial Reporting

99.7	Report of Independent Registered Public Accounting Firm – Public Company Accounting Oversight Board (United States) Standards

99.8	Consent of Independent Registered Public Accounting Firm

99.9	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.10	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.11	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.12	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.13	Consent of Alain G. Mainville, P. Geo.

99.14	Consent of C. Scott Bishop, P. Eng.

99.15	Consent of Leslie (Les) D. Yesnik, P. Eng.

Exhibit No.	Description

99.16	Consent of Darryl Clark, P. Geo.

99.17	Consent of Lawrence Reimann, P. Eng.

99.18	Consent of Bryan Soliz, P. Geo.

99.19	Consent of Baoyao Tang, P. Eng.

99.20	Consent of David Bronkhorst, P. Eng.

99.21	Code of Conduct and Ethics (as amended and restated as of October 2015) (incorporated by reference to Cameco Corporation’s Form 6-K, furnished to the Commission on February 4, 2016)

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

DATED this 29th day of March, 2016.

CAMECO CORPORATION

By:	/s/ Grant Isaac
Name: Grant Isaac
Title: Senior Vice-President and
Chief Financial Officer