Form 40-F
period 2018-12-31
CAMECO CORP
filed 2019-03-29
CIK 1009001

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Telephone: (307) 358-6541

(Name, address, (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class:	Name of Exchange where Securities are listed:
Common Shares, no par value	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Information filed with this Form:

☒ Annual Information Form	☒ Audited annual financial statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

395,792,732 Common Shares outstanding as of December 31, 2018

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

(b)

Evaluation of disclosure controls and procedures. As of December 31, 2018 an evaluation of the effectiveness of Cameco Corporation’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Cameco Corporation’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based on that evaluation, the CEO and CFO have concluded that as of such date Cameco Corporation’s disclosure controls and procedures are effective to provide a reasonable level of assurance that information required to be disclosed by Cameco Corporation in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission (the “Commission”) rules and forms.

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

(c)

Management’s annual report on internal control over financial reporting. Management, including Cameco Corporation’s CEO and CFO, is responsible for establishing and maintaining adequate “internal control over financial reporting” (as that term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for Cameco Corporation. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Cameco Corporation’s internal control over financial reporting was effective as of December 31, 2018.

(d)

Attestation report of the registered public accounting firm. The effectiveness of Cameco Corporation’s internal control over financial reporting as of December 31, 2018 was audited by KPMG LLP, an independent registered public accounting firm, as stated in its report in Exhibit 99.6 – Report of Independent Registered Public Accounting Firm.

(e)

Changes in internal control over financial reporting. During the fiscal year ended December 31, 2018, there were no changes in Cameco Corporation’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Cameco Corporation’s internal control over financial reporting.

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

Code of Ethics. Cameco Corporation’s code of conduct and ethics (the “Code”) is applicable to all directors, officers and employees of Cameco Corporation, including the CEO and CFO. The Code, as well as Cameco Corporation’s corporate governance practices and mandates of the board of directors and its committees, and position descriptions for the chief executive officer and the non-executive chair, can be found on Cameco Corporation’s website at www.cameco.com under “About – Governance” and are also available in print to any shareholder upon request. Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code. In 2018, we amended our previously filed Code and made non-substantive changes including updates to document references and wording around privacy and conflicts of interest.

The Code was furnished to the Commission on January 22, 2019 as Exhibit 1 to a report on Form 6-K and is incorporated by reference herein as Exhibit 99.19.

Principal Accountant Fees and Services. See Exhibit 99.4.

Off-Balance Sheet Arrangements. In the normal course of operations, Cameco Corporation enters into certain transactions that are not required to be recorded on its balance sheet. These activities include the issuing of financial assurances and long-term product purchase contracts. They are disclosed in the following sections of Exhibit 99.3 – 2018 Management’s Discussion and Analysis and the notes to the financial statements in Exhibit 99.2 – 2018 Consolidated Audited Financial Statements:

(a)

Financial assurances. In the 2018 Management’s Discussion and Analysis, see the disclosure at “Off-balance sheet arrangements” (page 44). In the 2018 Consolidated Audited Financial Statements, see the disclosure at notes 15, 21 and 25 of the financial statements.

(b)	Long-term product purchase contracts. In the 2018 Management’s Discussion and Analysis, see the disclosure at “Off-balance sheet arrangements” (page 44).

Tabular Disclosure of Contractual Obligations. See Exhibit 99.5.

Identification of the Audit Committee. Cameco Corporation has a separately-designated standing audit and finance committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Cameco

Corporation’s audit and finance committee is comprised of: John Clappison (chair), Ian Bruce, Daniel Camus, Catherine Gignac and Jim Gowans.

Audited Annual Financial Statements. The report of the independent registered public accounting firm relating to Cameco Corporation’s Consolidated Audited Financial Statements as at December 31, 2018 and 2017 is included in Exhibit 99.7 – Report of Independent Registered Public Accounting Firm – Public Company Accounting Oversight Board (United States) Standards.

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

(b)

Presiding director at meetings of non-management directors. Cameco Corporation schedules regular director sessions in which Cameco Corporation’s “non-management directors” (as that term is defined in the rules of the NYSE) meet without management participation. Mr. Ian Bruce, as non-executive chair of Cameco Corporation, serves as the presiding director (the “Presiding Director”) at such sessions. Each of Cameco Corporation’s non-management directors is “independent” as such term is used in the rules of the NYSE with the exception of John Clappison. Cameco Corporation’s criteria for director independence are available on Cameco Corporation’s website at www.cameco.com under “About – Governance.”

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

(e)

Independent directors. The names of Cameco Corporation’s non-management directors are: Ian Bruce; Daniel Camus; John Clappison; Donald Deranger; Catherine Gignac; Jim Gowans; Kathryn Jackson; Don Kayne; and Anne McLellan. Each of the non-management directors is “independent”, as such term is used in the rules of the NYSE with the exception of John Clappison.

EXHIBIT INDEX

Exhibit No.	Description

99.1	2018 Annual Information Form

99.2	2018 Consolidated Audited Financial Statements

99.3	2018 Management’s Discussion and Analysis

99.4	Principal Accountant Fees and Services

99.5	Tabular Disclosure of Contractual Obligations

99.6	Report of Independent Registered Public Accounting Firm – Internal Control Over Financial Reporting

99.7	Report of Independent Registered Public Accounting Firm – Public Company Accounting Oversight Board (United States) Standards

99.8	Consent of Independent Registered Public Accounting Firm

99.9	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.10	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.11	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.12	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.13	Consent of Alain D. Renaud, P. Geo.

99.14	Consent of Scott Bishop, P. Eng.

99.15	Consent of Linda Bray, P. Eng.

99.16	Consent of Darryl Clark, PhD, P. Geo.

Exhibit No.	Description

99.17	Consent of Lloyd Rowson, P. Eng.

99.18	Consent of Gregory M. Murdock, P. Eng.

99.19	Code of Conduct and Ethics (as amended and restated as of October 2018) (incorporated by reference to Cameco Corporation’s Form 6-K, furnished to the Commission on January 22, 2019)

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

DATED this 29th day of March, 2019.

CAMECO CORPORATION

By:	/s/ Grant Isaac
	Name:	Grant Isaac
	Title:	Senior Vice-President and
Chief Financial Officer