Form 40-F
period 2019-12-31
CAMECO CORP
filed 2020-03-27
CIK 1009001

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019                                         Commission file number:  1-14228

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

Trading Symbol(s): CCJ

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

395,797,732 Common Shares outstanding as of December 31, 2019

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

☑ Yes	☐ No

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

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications regarding controls and procedures. See Exhibits 99.9 and 99.10.

(b)	Evaluation of disclosure controls and procedures. As of December 31, 2019 an evaluation of the effectiveness of Cameco Corporation’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Cameco Corporation’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based on that evaluation, the CEO and CFO have concluded that as of such date Cameco Corporation’s disclosure controls and procedures are effective to provide a reasonable level of assurance that information required to be disclosed by Cameco Corporation in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission (the “Commission”) rules and forms.

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

(c)	Management’s annual report on internal control over financial reporting. Management, including Cameco Corporation’s CEO and CFO, is responsible for establishing and maintaining adequate “internal control over financial reporting” (as that term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for Cameco Corporation. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Cameco Corporation’s internal control over financial reporting was effective as of December 31, 2019.

(d)	Attestation report of the registered public accounting firm. The effectiveness of Cameco Corporation’s internal control over financial reporting as of December 31, 2019 was audited by KPMG LLP, an independent registered public accounting firm, as stated in its report in Exhibit 99.6 – Report of Independent Registered Public Accounting Firm.

(e)	Changes in internal control over financial reporting. During the fiscal year ended December 31, 2019, there were no significant changes in Cameco Corporation’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Cameco Corporation’s internal control over financial reporting other than as follows:

During the first quarter of 2019, Cameco Corporation implemented a new marketing system resulting in a material change in internal controls over financial reporting. The new system provides for contract administration, including the processing and recording of delivery obligations as well as revenue forecasting and reporting. The implementation process included extensive involvement by key end users and management and incorporated user acceptance testing, change management procedures, data migration strategies and a parallel run period where users validated the new system. Post-implementation reviews and testing were conducted by management to ensure that internal controls surrounding the implementation process were properly designed to prevent material financial statement errors.

Audit & Finance Committee Financial Expert. Cameco Corporation’s board of directors has determined that at least one member of its audit and finance committee (the “audit committee”) is the sole audit committee financial expert. The audit committee financial expert is Daniel Camus. Mr. Camus has been determined by Cameco Corporation’s board of directors to be an independent director as such term is defined under the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees) (“NI 52-110”), the Commission’s audit committee independence requirements, and the rules of the New York Stock Exchange relating to the independence of audit committee members.

Information concerning the relevant experience of Mr. Camus is included in his biographical information contained in Cameco Corporation’s Annual Information Form in Exhibit 99.1. The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

Code of Ethics. Cameco Corporation’s code of conduct and ethics (the “Code”) is applicable to all directors, officers and employees of Cameco Corporation, including the CEO and CFO. The Code, as well as Cameco Corporation’s corporate governance practices and mandates of the board of directors and its committees, and position descriptions for the chief executive officer and the non-executive chair, can be found on Cameco Corporation’s website at www.cameco.com under “About – Governance” and are also available in print to any shareholder upon request. Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code. In 2019, Cameco Corporation amended its previously filed Code and made non-substantive changes including updates to document and privacy legislation references, contact information and clarified wording.

The Code was furnished to the Commission on January 24, 2020 as Exhibit 1 to a report on Form 6-K and is incorporated by reference herein as Exhibit 99.17.

Principal Accountant Fees and Services. See Exhibit 99.4.

Off-Balance Sheet Arrangements. In the normal course of operations, Cameco Corporation enters into certain transactions that are not required to be recorded on its balance sheet. These activities include the issuing of financial assurances and long-term product purchase contracts. They are disclosed in the following sections of Exhibit 99.3 – 2019 Management’s Discussion and Analysis and the notes to the financial statements in Exhibit 99.2 – 2019 Consolidated Audited Financial Statements:

(a)	Financial assurances. In the 2019 Management’s Discussion and Analysis, see the disclosure at “Off-balance sheet arrangements” (page 44). In the 2019 Consolidated Audited Financial Statements, see the disclosure at notes 15, 21 and 25 of the financial statements.

(b)	Long-term product purchase contracts. In the 2019 Management’s Discussion and Analysis, see the disclosure at “Off-balance sheet arrangements” (page 44).

(c)	Other arrangements. In the 2019 Management’s Discussion and Analysis, see the disclosure at “Off-balance sheet arrangements” (page 45). In the 2019 Consolidated Audited Financial Statements, see the disclosure at note 13 of the financial statements.

Tabular Disclosure of Contractual Obligations. See Exhibit 99.5.

Identification of the Audit Committee. Cameco Corporation has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Cameco Corporation’s audit committee is comprised of: Daniel Camus (chair), Ian Bruce, Catherine Gignac and Jim Gowans.

Audited Annual Financial Statements. The report of the independent registered public accounting firm relating to Cameco Corporation’s Consolidated Audited Financial Statements as at December 31, 2019 and 2018 is included in Exhibit 99.7 – Report of Independent Registered Public Accounting Firm – Public Company Accounting Oversight Board (United States) Standards.

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

Disclosure Pursuant to the Requirements of the New York Stock Exchange.

(a)	Corporate governance practices. Disclosure of the significant ways in which Cameco Corporation’s corporate governance practices differ from those required for U.S. companies under the NYSE listing standards can be found on Cameco Corporation’s website at www.cameco.com under “About – Governance.”

(b)	Presiding director at meetings of non-management directors. Cameco Corporation schedules regular director sessions in which Cameco Corporation’s “non-management directors” (as that term is defined in the rules of the NYSE) meet without management participation. Mr. Ian Bruce, as non-executive chair of Cameco Corporation, serves as the presiding director (the “Presiding Director”) at such sessions. Each of Cameco Corporation’s non-management directors is “independent” as such term is used in the rules of the NYSE. Cameco Corporation’s criteria for director independence are available on Cameco Corporation’s website at www.cameco.com under “About – Governance.”

(c)	Communication with non-management directors. Shareholders may send communications to Cameco Corporation’s Presiding Director or non-management directors by mailing (by regular mail or other means of delivery) to the corporate head office at 2121 – 11th Street West, Saskatoon, Saskatchewan, Canada, S7M 1J3, in a sealed envelope marked “Private and Strictly Confidential – Attention: Chair of the Board of Directors of Cameco Corporation”. Any such envelope will be delivered unopened to the Presiding Director for appropriate action. The status of all outstanding concerns addressed to the Presiding Director will be reported to the board of directors as appropriate.

(d)	Corporate governance guidelines. According to Section 303A.09 of the NYSE Listed Company Manual, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines and the charters of the listed company’s most important committees of the board of directors are required to be posted on the listed company’s website and be available in print to any shareholder upon request. Cameco Corporation operates under corporate governance guidelines that are consistent with the requirements of Section 303A.09 of the NYSE Listed Company Manual. Cameco Corporation’s corporate governance guidelines and the charters of its most important committees of the board of directors can be found at Cameco Corporation’s website at www.cameco.com under “About – Governance” and are available in print to any shareholder who requests them.

(e)	Independent directors. The names of Cameco Corporation’s non-management directors are: Ian Bruce; Daniel Camus; Donald Deranger; Catherine Gignac; Jim Gowans; Kathryn Jackson; Don Kayne; and Anne McLellan. Each of the non-management directors is “independent”, as such term is used in the rules of the NYSE.

EXHIBIT INDEX

Exhibit No.	Description
99.1	2019 Annual Information Form

99.2	2019 Consolidated Audited Financial Statements

99.3	2019 Management’s Discussion and Analysis

99.4	Principal Accountant Fees and Services

99.5	Tabular Disclosure of Contractual Obligations

99.6	Report of Independent Registered Public Accounting Firm – Internal Control Over Financial Reporting

99.7	Report of Independent Registered Public Accounting Firm – Public Company Accounting Oversight Board (United States) Standards

99.8	Consent of Independent Registered Public Accounting Firm

99.9	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.10	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.11	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.12	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.13	Consent of Alain D. Renaud, P. Geo.

99.14	Consent of Scott Bishop, P. Eng.

99.15	Consent of Lloyd Rowson, P. Eng.

99.16	Consent of Gregory M. Murdock, P. Eng.

99.17	Code of Conduct and Ethics (as amended and restated as of July 2019) (incorporated by reference to Cameco Corporation’s Form 6-K, furnished to the Commission on January 24, 2020)

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

DATED this 27th day of March, 2020.

CAMECO CORPORATION

By:	/s/ Grant Isaac
Name: Grant Isaac
Title: Senior Vice-President and Chief Financial Officer

