Form 40-F
period 2020-12-31
CAMECO CORP
filed 2021-03-19
CIK 1009001

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

ANNUAL REPORT PURSUANT TO SECTION 13(a) or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020                                 Commission file number: 1-14228

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

396,262,741 Common Shares outstanding as of December 31, 2020

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

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Certain statements in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In Exhibit 99.1 see “Caution about forward-looking information.”

Certifications and Disclosure Regarding Controls and Procedures.

(a)	Certifications regarding controls and procedures. See Exhibits 99.8 and 99.9.

(b)

Evaluation of disclosure controls and procedures. As of December 31, 2020 an evaluation of the effectiveness of Cameco Corporation’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by Cameco Corporation’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based on that evaluation, the CEO and CFO have concluded that as of such date Cameco Corporation’s disclosure controls and procedures are effective to provide a reasonable level of assurance that information required to be disclosed by Cameco Corporation in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in United States Securities and Exchange Commission (the “Commission”) rules and forms.

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

(c)

Management’s annual report on internal control over financial reporting. Management, including Cameco Corporation’s CEO and CFO, is responsible for establishing and maintaining adequate “internal control over financial reporting” (as that term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for Cameco Corporation. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that Cameco Corporation’s internal control over financial reporting was effective as of December 31, 2020.

(d)

Attestation report of the registered public accounting firm. The effectiveness of Cameco Corporation’s internal control over financial reporting as of December 31, 2020 was audited by KPMG LLP, an independent registered public accounting firm, as stated in its report in Exhibit 99.5 – Report of Independent Registered Public Accounting Firm.

(e)

Changes in internal control over financial reporting. During the fiscal year ended December 31, 2020, there were no significant changes in Cameco Corporation’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Cameco Corporation’s internal control over financial reporting.

Audit & Finance Committee Financial Expert. Cameco Corporation’s board of directors has determined that at least one member of its audit and finance committee (the “audit committee”) is the sole audit committee financial expert. The audit committee financial expert is Daniel Camus. Mr. Camus has been determined by Cameco Corporation’s board of directors to be an independent director as such term is defined under the Canadian Securities Administrators’ National Instrument 52-110 (Audit Committees) (“NI 52-110”), the Commission’s audit committee independence requirements, and the rules of the New York Stock Exchange (the “NYSE”) relating to the independence of audit committee members.

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

Code of Ethics. Cameco Corporation’s code of conduct and ethics (the “Code”) is applicable to all directors, officers and employees of Cameco Corporation, including the CEO and CFO. The Code, as well as Cameco Corporation’s corporate governance practices and mandates of the board of directors and its committees, and position descriptions for the chief executive officer and the non-executive chair, can be found on Cameco Corporation’s website at www.cameco.com under “About – Governance” and are also available in print to any shareholder upon request. Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code. In 2020, Cameco Corporation amended its previously filed Code and made non-substantive changes including updates to document references and clarified wording around privacy of personal health information.

The Code was furnished to the Commission on January 22, 2021 as Exhibit 1 to a report on Form 6-K and is incorporated by reference herein as Exhibit 99.17.

Principal Accountant Fees and Services. See Exhibit 99.4.

Off-Balance Sheet Arrangements. In the normal course of operations, Cameco Corporation enters into certain transactions that are not required to be recorded on its balance sheet. These activities include the issuing of financial assurances and long-term product purchase contracts. They are disclosed in the following sections of Exhibit 99.3 – 2020 Management’s Discussion and Analysis and the notes to the financial statements in Exhibit 99.2 – 2020 Consolidated Audited Financial Statements:

(a)

Financial assurances. In the 2020 Management’s Discussion and Analysis, see the disclosure at “Off-balance sheet arrangements” (page 51). In the 2020 Consolidated Audited Financial Statements, see the disclosure at notes 15, 21 and 25 of the financial statements.

(b)	Long-term product purchase contracts. In the 2020 Management’s Discussion and Analysis, see the disclosure at “Off-balance sheet arrangements” (page 51).

(c)

Other arrangements. In the 2020 Management’s Discussion and Analysis, see the disclosure at “Off-balance sheet arrangements” (page 51). In the 2020 Consolidated Audited Financial Statements, see the disclosure at note 13 of the financial statements.

Tabular Disclosure of Contractual Obligations. In the 2020 Management’s Discussion and Analysis, see the disclosures at “Financing Activities” (page 50) and “Off-balance sheet arrangements” (page 51).

Identification of the Audit Committee. Cameco Corporation has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Cameco Corporation’s audit committee is comprised of: Daniel Camus (chair), Ian Bruce, Catherine Gignac and Jim Gowans.

Audited Annual Financial Statements. The report of the independent registered public accounting firm relating to Cameco Corporation’s Consolidated Audited Financial Statements as at December 31, 2020 and 2019 is included in Exhibit 99.6 – Report of Independent Registered Public Accounting Firm – Public Company Accounting Oversight Board (United States) Standards.

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

(e)

Independent directors. The names of Cameco Corporation’s non-management directors are: Leontine Atkins; Ian Bruce; Daniel Camus; Donald Deranger; Catherine Gignac; Jim Gowans; Kathryn Jackson; Don Kayne; and Anne McLellan. Each of the non-management directors is “independent”, as such term is used in the rules of the NYSE.

EXHIBIT INDEX

Exhibit No.	Description

99.1	2020 Annual Information Form

99.2	2020 Consolidated Audited Financial Statements

99.3	2020 Management’s Discussion and Analysis

99.4	Principal Accountant Fees and Services

99.5	Report of Independent Registered Public Accounting Firm – Internal Control Over Financial Reporting

99.6	Report of Independent Registered Public Accounting Firm – Public Company Accounting Oversight Board (United States) Standards

99.7	Consent of Independent Registered Public Accounting Firm

99.8	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.9	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.10	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.11	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.12	Consent of Alain D. Renaud, P. Geo.

99.13	Consent of Biman Bharadwaj, P. Eng.

99.14	Consent of Scott Bishop, P. Eng.

99.15	Consent of Lloyd Rowson, P. Eng.

99.16	Consent of Gregory M. Murdock, P. Eng.

99.17	Code of Conduct and Ethics (as amended and restated as of July 2020) (incorporated by reference to Cameco Corporation’s Form 6-K, furnished to the Commission on January 22, 2021)

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

DATED this 19th day of March, 2021.

CAMECO CORPORATION

By:	/s/ Grant Isaac
	Name:	Grant Isaac
	Title:	Senior Vice-President and
Chief Financial Officer