Form 40-F
period 2021-12-31
CAMECO CORP
filed 2022-03-22
CIK 1009001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
☐
REGISTRATION STATEMENT

PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE

ACT OF 1934
OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13(a) or

15(d) OF THE SECURITIES EXCHANGE ACT OF

1934
For the fiscal year ended
December 31, 2021

Commission file number
:

1-14228
CAMECO CORPORATION
(Exact name of Registrant as specified in its charter)
Canada
(Province or other jurisdiction of incorporation or organization)
1090
(Primary Standard Industrial Classification Code Number)
98-0113090
(I.R.S. Employer Identification)
2121 – 11
th
Street West
,
Saskatoon
,
Saskatchewan
,
Canada
,
S7M 1J3
, Telephone:

(
306
)
956-6200
(Address and telephone number of Registrant’s principal executive offices)
Doug Pavlick, Power Resources, Inc., Smith Ranch-Highland Operation
,
762 Ross Road
,
Douglas
,
Wyoming
, USA,
82633
Telephone: (
307
)
358-6541
(Name, address, (including zip code) and telephone number (including area code) of agent for service in the United States)
Securities registered pursuant to Section 12(b) of the Act:
Title of Class:
Common Shares
,
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
398,059,265

Common Shares outstanding as of December 31, 2021

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

☑
Certain statements in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private
Securities Litigation Reform Act of 1995. In Exhibit 99.1

see “Caution about forward-looking information.”

Certifications and Disclosure Regarding Controls and

Procedures
.
(a) Certifications regarding controls and procedures .

See Exhibits 99.6 and 99.7.
(b)
Evaluation of

disclosure controls

and procedures
. As

of December

31, 2021

an evaluation

of the
effectiveness of Cameco Corporation’s “disclosure controls and procedures” (as such term is defined in
Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the
“Exchange Act”)) was carried ou

t

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
(c)
Management’s

annual report

on internal

control over financial

reporting
.

Management, including
Cameco Corporation’s CEO

and CFO,

is responsible

for establishing and

maintaining adequate “internal
control over

financial reporting”

(as that term

is defined

in Rules 13a-15(f) and

15d-15(f) of the

Exchange
Act)

for

Cameco

Corporation.

Management

conducted

an

evaluation

of

the

effectiveness

of

internal
control over financial reporting

based on the Internal Control

– Integrated Framework

(2013) issued by
the Committee

of Sponsoring

Organizations

of the

Treadway

Commission.

Based on

this evaluation,
management

concluded

that

Cameco

Corporation’s

internal

control

over

financial

reporting

was
effective as of December 31, 2021.
(d)
Attestation

report

of

the

registered

public

accounting

firm
.

The

effectiveness

of

Cameco
Corporation’s internal

control over financial

reporting as

of December 31,

2021 was

audited by KPMG
LLP,

an

independent

registered

public

accounting

firm,

as

stated

in

its

report

in

Exhibit 99.2

–

2021
Consolidated Audited Financial Statements.
(e)
Changes

in

internal

control

over

financial

reporting
.

During

the

fiscal

year

ended

December 31,
2021, there

were no

significant changes in

Cameco Corporation’s internal

control over financial

reporting
that have materially affected, or are

reasonably likely to materially affect, Cameco Corporation’s internal control over financial reporting.

Audit & Finance

Committee Financial

Expert
.

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

Ethics
.

Cameco Corporation’s code

of conduct and

ethics (the

“Code”) is applicable

to all

directors, officers
and employees of Cameco Corporation, including the CEO and CFO. The Code,

as well as Cameco Corporation’s
corporate

governance

practices

and

mandates

of

the

board

of

directors

and

its

committees,

and

position
descriptions

for

the

chief

executive

officer

and

the

non-executive

chair,

can

be

found

on

Cameco

Corporation’s
website at www.cam

eco.com under “About – Governance”

and are also available in

print to any shareholder upon
request.

Since

the

adoption

of

the

Code,

there

have

not

been

any waivers,

including

implied

waivers,

from

any
provision of the Code. In 2021, Cameco Corporation amended its previously filed

Code and made non-substantive
changes including the addition

of information on intellectual

property and clarified wording

around gifts or invitations
from vendors.
The

Code

was

furnished

to

the

Commission

on

January

24,

2022

as

Exhibit

1

to

a

report

on

Form

6-K

and

is
incorporated by reference herein as Exhibit 99.16.

Principal

Accountant

Fees

and

Services
.

Our

independent

registered

public

accounting

firm

is
KPMG LLP
,
Saskatoon, Saskatchewan, Canada
, Auditor Firm ID:
85
. See Exhibit 99.4.
Off-Balance

Sheet Arrangements
.
In the

normal course

of operations,

Cameco Corporation

enters into

certain
transactions that

are not

required to

be recorded

on its

balance sheet.

These activities include

the issuing

of financial
assurances
and long-term product purchase contracts.

They are disclosed in the following sections

of Exhibit 99.3
– 2021

Management’s

Discussion

and Analysis

and the

notes to

the financial

statements

in Exhibit

99.2 –

2021
Consolidated Audited Financial Statements:
(a) Financial assurances . In the 2021 Management’s Discussion and Analysis, see the disclosure at “Off-
balance sheet

arrangements”

(page 46).

In the

2021 Consolidated

Audited Financial

Statements, see
the disclosure at notes 15, 21 and 25 of the financial statements.
(b) Long-term product purchase contracts
. In the 2021 Management’s Discussion and

Analysis, see the
disclosure at “Off-balance sheet arrangements” (page

46).

(c) Other arrangements
. In the 2021

Management’s Discussion

and Analysis, see

the disclosure at

“Off-
balance sheet

arrangements”

(page 46).

In the

2021 Consolidated

Audited Financial

Statements, see
the disclosure at notes 13 and 14 of the financial statements.
Tabular

Disclosure

of

Contractual

Obligations
.

In

the

2021

Management’s

Discussion

and

Analysis,

see

the
disclosures at “Financing Activities” (pages 45 and

46) and “Off-balance sheet arrangements”

(page 46).
Identification

of

the

Audit

Committee.

Cameco

Corporation

has

a

separately-designated

standing

audit
committee established

in accordance

with Section

3(a)(58)(A)

of the

Exchange Act.

Cameco Corporation’s

audit
committee is comprised of: Daniel Camus (chair), Leontine

Atkins, Ian Bruce, Catherine Gignac and Jim Gowans

.

Audited Annual Financial Statements .

The report of the independent registered public accounting firm relating to
Cameco Corporation’s Consolidated Audited

Financial Statements as of December

31, 2021 and 2020 is included
in Exhibit 99.2 – 2021 Consolidated Audited Financial

Statements.

Mine Safety Disclosure .

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

York Stock Exchange
.

(a)
Corporate

governance

practices
.

Disclosure

of

the

significant

ways

in

which

Cameco

Corporation’s
corporate

governance

practices

differ

from

those

required

for

U.S.

companies

under

the

NYSE

listing
standards

can

be

found

on

Cameco

Corporation’s

website

at

www.cameco.com

under

“About

–
Governance.”
(b)
Presiding director at meetings of

non-management directors
. Cameco Corporation schedules regular
director sessions

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

Cameco

Corporation’s

criteria

for

director

independence

are

available

on

Cameco

Corporation’s
website at www.cameco.com

under “About – Governance.”
(c) Communication with non-management directors
. Shareholders may send communications

to Cameco
Corporation’s Presiding Director

or non-management directors

by mailing (by regular

mail or other means
of delivery)

to the

corporate head

office at

2121 –

11
th

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
(d) Corporate governance guidelines
. According to Section 303A.09 of the

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
(e) Independent directors
. The

names of

Cameco Corporation’s

non-management

directors are:

Leontine
Atkins, Ian Bruce, Daniel Camus, Donald Deranger, Catherine Gignac, Jim Gowans,

Kathryn Jackson,

and
Don Kayne. Each of

the non-management

directors is “independent”,

as such term

is used in

the rules of
the NYSE.

EXHIBIT INDEX
Exhibit No. Description
99.1
2021 Annual Information Form
99.2
2021 Consolidated Audited Financial Statements
99.3
2021 Management’s Discussion and Analysis
99.4
Principal Accountant Fees and Services
99.5
Consent of Independent Registered Public Accounting Firm
99.6
Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d 14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.7
Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d 14(a) of the U.S. Securities Exchange Act of 1934, as amended
99.8
Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.9
Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.10
Consent of Alain D. Renaud, P. Geo.
99.11
Consent of Biman Bharadwaj, P. Eng.
99.12
Consent of Scott Bishop, P. Eng.
99.13
Consent of Lloyd Rowson, P. Eng.
99.14
Consent of Gregory M. Murdock, P. Eng.
99.15
Consent of Sergey Ivanov, P. Geo.
99.16
Code of Conduct and Ethics (as amended and restated as of July 2021) (incorporated by reference to Cameco Corporation’s Form 6-K, furnished to the Commission on January 24,
2022)

101 Interactive Data File (formatted as Inline XBRL)
104
Cover Page Interactive Data File (formatted as Inline

XBRL and contained in Exhibit 101)

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
DATED this 22
nd

day of March,

2022.
CAMECO CORPORATION
By:

/s/ Grant Isaac

Name: Grant Isaac

Title:

Senior Vice-President and

Chief Financial Officer