Form 40-F
period 2022-12-31
CAMECO CORP
filed 2023-03-29
CIK 1009001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
☐
REGISTRATION STATEMENT

PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE

ACT OF 1934
OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13(a) or

15(d) OF THE SECURITIES EXCHANGE ACT OF

1934
For the fiscal year ended
December 31, 2022

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
Cristina Giffin, Power Resources, Inc., Smith Ranch-Highland Operation
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
432,518,470

Common Shares outstanding as of December 31, 2022

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

electronically,

every Interactive Data

File required to
be submitted pursuant to Rule 405 of

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

☑
If

securities

are

registered

pursuant

to

Section

12(b)

of

the

Exchange

Act,

indicate

by

check

mark

whether

the
financial

statements

of

the

registrant

included

in

the

filing

reflect

the

correction

of

an

error

to

previously

issued
financial statements.

☐
Indicate by check

mark whether any

of those error

corrections are restatements

that required a

recovery analysis
of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery
period pursuant to §240.10D-1(b).

☐
FORWARD-LOOKING

STATEMENTS
Certain statements

in this

Annual Report on

Form 40-F

and the documents

filed as exhibits

hereto, and including
certain information

about Cameco’s

business outlook,

objectives, strategies,

plans, strategic

priorities and

results
of operations, as well as

other statements which are

not current statements or

historical facts, constitute “forward-
looking information

”

within the

meaning of

applicable

Canadian securities

laws and

“forward-looking

statements”
within

the

meaning

of

the

Private

Securities

Litigation

Reform

Act

of

1995.

Forward-looking

information

and
statements

involve

risks,

uncertainties

and

other

factors

that

could

cause

actual

results

to

differ

materially

from
those

expressed

or

implied

by

them.

Sentences

and

phrases

containing

words

such

as

“anticipate”,

“believe”,
“estimate”,

“expect”,

“forecast”,

“goal”,

“intend”,

“outlook”,

“plan”,

“potential”,

“predict”,

“project”,

“proposed”,
“scheduled”,

“strategy”,

“target”

and

“will”,

and

the

negative

of

any

of

these

words

or

variations

of

them

or
comparable terminology that does not relate strictly

to current or historical facts, are all

indicative of forward-looking
information or statements.

The forward-looking information and statements included

in this Annual Report on Form 40-F (including the
exhibits hereto) represent our views as of the date of

such documents and should not be relied upon as
representing our views as of any subsequent date. While we

anticipate that subsequent events and developments
may cause our views to change, we specifically disclaim

any intention or obligation to update forward-looking
information and statements, whether as a result of new information,

future events or otherwise, except to the
extent required by applicable securities laws. Forward-looking information and statements contained in this
Annual Report on Form 40-F about prospective results

of operations, financial position or cash flows that are
based upon assumptions about future economic conditions

and courses of action are presented for the purpose
of assisting our security holders in understanding management’s current views regarding those future outcomes,
and may not be appropriate for other purposes.
See Cameco’s Annual Information Form for the year

ended December 31, 2022, attached as Exhibit

99.1 to this
Annual Report on Form 40-F,

under the heading “Caution about forward-looking information”

and Cameco’s
management’s discussion and analysis for the year

ended December 31, 2022, attached as Exhibit 99.3 to

this
Annual Report on Form 40-F (the “Cameco 2022 MD&

A”), under the heading “Caution about forward-looking
information”, for a discussion of forward-looking statements.
Certifications and Disclosure Regarding Controls and

Procedures
.
(a) Certifications regarding controls and procedures .

See Exhibits 99.6 and 99.7.
(b)
Evaluation of

disclosure controls

and procedures
. As

of December

31, 2022

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
(c)
Management’s

annual

report

on

internal

control

over

financial

reporting
.

Management

of

the
Company,

including

the

CEO

and

CFO,

is

responsible

for

establishing

and

maintaining

adequate
“internal control over financial reporting”, as that term is defined in Rules 13a-15(f) and 15d-15(f) under
the Exchange Act, for Cameco Corporation. Management conducted an evaluation of the effectiveness of internal control

over financial reporting

based on criteria

established in Internal

Control – Integrated
Framework (2013) issued by

the Committee of

Sponsoring Organizations of the

Treadway Commission.
Based

on

that

evaluation,

management

concluded

that

Cameco

Corporation’s

internal

control

over
financial reporting was effective as of December 31,

2022.
(d)
Attestation

report

of

the

registered

public

accounting

firm
.

The

effectiveness

of

Cameco
Corporation’s internal

control over financial

reporting as

of December 31,

2022 was

audited by KPMG
LLP,

an independent

registered public

accounting firm,

as stated

in its

report, which

accompanies the
Cameco

2022

Consolidated

Audited

Financial

Statements

that

is

filed

as

Exhibit 99.2

to

this

Annual
Report on Form 40- F.

(e)
Changes

in

internal

control

over

financial

reporting
.

During

the

fiscal

year

ended

December 31,
2022, there was no significant change in

Cameco Corporation’s internal control

over financial reporting
that has

materially affected,

or is

reasonably likely

to materially

affect,

Cameco Corporation’s

internal
control over financial reporting.

Audit & Finance

Committee Financial

Expert
.

Cameco Corporation’s

board of

directors has determined

that at
least one member of its audit and finance committee (the “audit committee”) is an audit committee financial expert.
The audit committee financial expert

is Daniel Camus. Mr.

Camus has been determined by Cameco

Corporation’s
board

of

directors

to

be

an

independent

director

as

such

term

is

defined

under

the

Canadian

Securities
Administrators’

National Instr

ument 52-110

(Audit Committees)

(“NI 52-110”)

,

the Commission’s

audit committee
independence

requirements,

and

the

rules

of

the

New

York

Stock

Exchange

(the

“NYSE”)

relating

to

the
independence of audit committee members.
Information concerning the relevant

experience of Mr.

Camus is included in his biographical

information contained
in Cameco Corporation’s Annual Information Form

that is filed as Exhibit 99.1 to this Annual Report on Form

40-F.
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

the board of
directors.
Code of

Ethics
.

Cameco Corporation’s code

of conduct and

ethics (the

“Code”) is applicable

to all

directors, officers
and

employees

of

Cameco

Corporation,

including

the

Company’s

principal

executive

officer,

principal

financial
officer and principal

accounting officer.

The Code, as

well as

Cameco Corporation’s corporate governance

practices
and mandates

of the

board of

directors

and

its committees,

and position

descriptions

for the

CEO and

the non-
executive chair, can be found on Cameco Corporation’s website at www.cameco.com under “About – Governance”
and are

also available

in print

to any

shareholder

upon request.

Since the

adoption of

the Code,

there have

not
been

any

waivers,

including

implied

waivers,

from

any

provision

of

the

Code.

In

2022,

Cameco

Corporation
amended

its

previously

filed

Code

and

made

non-substantive

changes,

including

the

addition

of

information

on
psychological safety;

diversity,

equity and

inclusion; human

rights; and

compliance with

sanctions.

Except as

set
forth in this

Annual Report on

Form 40-F, the information on the

Company’s website is not

part of this

Annual Report
on Form 40- F.
The

Code

was

furnished

to

the

Commission

on

January

13,

2023

as

Exhibit

1

to

a

report

on

Form

6-K

and

is
incorporated by reference herein as Exhibit 99.17.

Principal

Accountant

Fees

and

Services
.

Our

independent

registered

public

accounting

firm

is
KPMG LLP
,
Saskatoon, Saskatchewan, Canada
, Auditor Firm ID:
85
. See Exhibit 99.4.
Off-Balance

Sheet Arrangements
.
In the

normal course

of operations,

Cameco Corporation

enters into

certain
transactions that

are not

required to

be recorded

on its

balance sheet.

These activities include

the issuing

of financial
assurances
and long-term

product purchase

contracts. These

activities are

disclosed in

the following

sections

of
Exhibit 99.3

– 2022

Management’s

Discussion

and Analysis

and

the notes

to the

financial

statements

in Exhibit
99.2 – 2022 Consolidated Audited Financial Statements:
(a) Financial assurances . In the 2022 Management’s Discussion and Analysis, see the disclosure at “Off-
balance sheet

arrangements”

(page 54).

In the

2022 Consolidated

Audited Financial

Statements, see
the disclosure at notes 16 and 26 of the financial statements.
(b) Long-term product purchase contracts
. In the 2022 Management’s Discussion and

Analysis, see the
disclosure at “Off-balance sheet arrangements” (page

54).

(c) Other arrangements
. In the 2022

Management’s Discussion

and Analysis, see

the disclosure at

“Off-
balance sheet

arrangements” (page

54). In

the 2022

Consolidated Audited

Financial Statements,

see
the disclosure at notes 14 and 15 of the financial statements.

Tabular

Disclosure

of

Contractual

Obligations
.

In

the

2022

Management’s

Discussion

and

Analysis,

see

the
disclosures at “Financing Activities” (pages 53 and

54) and “Off-balance sheet arrangements”

(page 54).
Identification

of

the

Audit

Committee.

Cameco

Corporation

has

a

separately-designated

standing

audit
committee established

in accordance

with Section

3(a)(58)(A)

of the

Exchange Act.

Cameco Corporation’s

audit
committee

is

comprised

of:

Daniel

Camus

(chair),

Ian

Bruce,

Catherine

Gignac,

Jim

Gowans

and

Leontine

van
Leeuwen-Atkins.

Audited Annual Financial Statements .

The report of the independent registered public accounting firm relating to
Cameco Corporation’s Consolidated Audited

Financial Statements as of December

31, 2022 and 2021 is included
in Exhibit 99.2 – 2022 Consolidated Audited Financial

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

mines.

Disclosure Regarding Foreign Jurisdictions That Prevent

Inspections.
Not Applicable .
Disclosure Pursuant to the Requirements of the New

York Stock Exchange
.
(a)
Corporate

governance

practices
.

Disclosure

of

the

significant

ways

in

which

Cameco

Corporation’s
corporate governance

practices differ

from those

required for

U.S. companies

under the

New York

Stock
Exchange (“NYSE”) listing standards can be found

on Cameco Corporation’s website at www.cameco.com
under “About – Governance.”
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

(e) Independent directors
. The names

of Cameco Corporation’s

non-management directors

are: Ian Bruce,
Daniel

Camus,

Donald

Deranger,

Catherine

Gignac,

Jim Gowans,

Kathryn

Jackson,

Don Kayne

and
Leontine van

Leeuwen-Atkins.

Each of

the non-management

directors

is “independent”,

as such

term is
used in the rules of the NYSE.

EXHIBIT INDEX
Exhibit No. Description
99.1
2022 Annual Information Form
99.2
2022 Consolidated Audited Financial Statements
99.3
2022 Management’s Discussion and Analysis
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
Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of
2002
99.9
Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of
2002
99.10
Consent of Alain D. Renaud, P. Geo.
99.11
Consent of Biman Bharadwaj, P. Eng.
99.12
Consent of Scott Bishop, P. Eng.
99.13
Consent of Lloyd Rowson, P. Eng.
99.14
Consent of Gregory M. Murdock, P. Eng.
99.15
Consent of Sergey Ivanov, P. Geo.
99.16
Consent of Daley McIntyre, P. Eng.
99.17
Code of Conduct and Ethics (as amended and restated as of July 2022) (incorporated by reference to Cameco Corporation’s Form 6-K, furnished to the Commission on January 13,
2023)

101 Interactive Data File (formatted as Inline XBRL)
104
Cover Page Interactive Data File (formatted as Inline

XBRL and contained in Exhibit 101)

UNDERTAKING AND

CONSENT TO SERVICE OF PROCESS
Undertaking
Registrant undertakes to

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
Consent to Service of Process
Registrant has previously

filed a

Form F-X in

connection with the

class of

securities in relation

to which

the obligation
to file this Annual Report on Form 40-F arises.
Any

change

to

the

name

or

address

of

the

agent

for

service

of

process

of

Registrant

shall

be

communicated
promptly

to

the

Commission

by

an

amendment

to

the

Form

F-X

referencing

the

file

number

of

the

relevant
registration statement.
SIGNATURES
Pursuant to the requirements of the Exchange Act, Registrant certifies that it meets all of the requirements for filing on Form 40-F and

has duly caused this

Annual Report to be

signed on its behalf

by the undersigned, thereto

duly
authorized.
DATED this 29
th

day of March,

2023.
CAMECO CORPORATION
By:

/s/ Grant Isaac

Name: Grant Isaac

Title:

Executive Vice-President and

Chief Financial Officer