Form 40-F
period 2023-12-31
CAMECO CORP
filed 2024-03-22
CIK 1009001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
☐
REGISTRATION STATEMENT

PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE

ACT OF 1934
OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13(a) or

15(d) OF THE SECURITIES EXCHANGE ACT OF

1934
For the fiscal year ended
December 31, 2023

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
434,175,752

Common Shares outstanding as of December 31, 2023

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
See Cameco’s Annual Information Form for the year

ended December 31, 2023, attached as Exhibit

99.1 to this
Annual Report on Form 40-F,

under the heading “Caution about forward-looking information”,

and Cameco’s
management’s discussion and analysis for the year

ended December 31, 2023, attached as Exhibit

99.3 to this
Annual Report on Form 40-F (the “Cameco 2023 MD&A”),

under the heading “Caution about forward-looking
information”, for additional information regarding forward

-looking statements.
Certifications and Disclosure Regarding Controls and

Procedures
.
(a) Certifications regarding controls and procedures .

See Exhibits 99.6 and 99.7.
(b)
Evaluation of

disclosure controls

and procedures
. As

of December

31, 2023

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
date Cameco Corporation’s

disclosure controls and procedures

were effective to

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

2023.
It should be noted that

while the CEO and

CFO believe that Cameco

Corporation’s disclosure controls
and procedures and

internal control over

financial reporting provide a

reasonable level of

assurance that
they are effective,

they do

not expect such

disclosure controls

and procedures

or internal control

over
financial reporting

to be

capable of

preventing

or detecting

all errors

and fraud.

A control

system, no
matter how well

conceived or operated,

can provide only

reasonable, not absolute,

assurance that the
objectives of the control system are met.
(d)
Attestation

report

of

the

registered

public

accounting

firm
.

The

effectiveness

of

Cameco
Corporation’s internal

control over financial

reporting as

of December 31,

2023 was

audited by KPMG
LLP,

an independent

registered public

accounting firm,

as stated

in its report,

which accompanies

the
Cameco

2023

Consolidated

Audited

Financial

Statements

that

is

filed

as

Exhibit 99.2

to

this

Annual
Report on Form 40- F.

(e)
Changes

in

internal

control

over

financial

reporting
.

During

the

fiscal

year

ended

December 31,
2023, there was no significant change in Cameco

Corporation’s internal control over

financial reporting
that materially affected, or

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

implicit

waivers,

from

any

provision

of

the

Code.

In

2023,

Cameco

Corporation
amended its previously filed Code

and made non-substantive changes,

including updates to information on

privacy,
confidentiality,

public disclosures,

and

alignment

of wording

in

the

Code

to

policy

and program

documents.

The
information on the Company’s website is not part of

this Annual Report on Form 40-
F.
The

Code

was

furnished

to

the

Commission

on

January

12,

2024

as

Exhibit

1

to

a

report

on

Form

6-K

and

is
incorporated by reference herein as Exhibit 99.17.

Principal

Accountant

Fees

and

Services
.

Our

independent

registered

public

accounting

firm

is
KPMG LLP
,
Saskatoon, Saskatchewan, Canada
, Auditor Firm ID:
85
. See Exhibit 99.4.
Off-Balance

Sheet Arrangements
.
In the

normal course

of operations,

Cameco Corporation

enters into

certain
transactions that

are not

required to

be recorded

on its

balance sheet.

These activities include

the issuing

of financial
assurances
and long-term

product purchase

contracts. These

activities are

disclosed in

the following

sections

of
Exhibit 99.3

– 2023

Management’s

Discussion

and Analysis

and

the notes

to the

financial

statements

in Exhibit
99.2 – 2023 Consolidated Audited Financial Statements:
(a) Financial assurances . In the 2023 Management’s Discussion and Analysis, see the disclosure at “Off-
balance sheet

arrangements”

(page 58).

In the

2023 Consolidated

Audited Financial

Statements, see
the disclosure at notes 16 and 26 of the financial statements.
(b) Long-term product purchase contracts
. In the 2023 Management’s Discussion and

Analysis, see the
disclosure at “Off-balance sheet arrangements” (page

58).

(c) Other arrangements
. In the 2023

Management’s Discussion

and Analysis, see

the disclosure at

“Off-
balance sheet

arrangements” (page

58). In

the 2023

Consolidated Audited

Financial Statements,

see
the disclosure at notes 14 and 15 of the financial statements.

Tabular

Disclosure

of

Contractual

Obligations
.

In

the

2023

Management’s

Discussion

and

Analysis,

see

the
disclosures at “Financing Activities” (pages 57 and

58) and “Off-balance sheet arrangements”

(page 58).
Identification

of

the

Audit

Committee.

Cameco

Corporation

has

a

separately-designated

standing

audit
committee established

in accordance

with Section

3(a)(58)(A)

of the

Exchange Act.

Cameco Corporation’s

audit
committee

is

comprised

of:

Daniel

Camus

(chair),

Catherine

Gignac,

Jim

Gowans

and

Leontine

van

Leeuwen-
Atkins.

Audited Annual Financial Statements .

The report of the independent registered public accounting firm relating to
Cameco Corporation’s Consolidated Audited

Financial Statements as of December

31, 2023 and 2022 is included
in Exhibit 99.2 – 2023 Consolidated Audited Financial

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
(b)
Presiding director at meetings of

non-management directors
. Cameco Corporation schedules regular
director sessions

in which

Cameco Corporation’s

“non-management

directors” (as

that term

is defined

in
the rules

of the

NYSE) meet

without

management

participation.

Ms.Catherine

Gignac,

as non-executive
chair of Cameco

Corporation, serves

as the presiding

director (the “Presiding

Director”) at such

sessions.
Each of

Cameco

Corporation’s

non-management

directors

is “independent”

as such

term

is

used

in the
rules of the NYSE, with the exception of Tammy

Cook-Searson. Cameco Corporation’s

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

(e)
Independent

directors
.

The

names

of

Cameco

Corporation’s

non-management

directors

are:

Daniel
Camus,

Tammy

Cook-Searson,

Don

Deranger,

Catherine

Gignac,

Jim Gowans,

Kathryn

Jackson,
Don Kayne, Dominique Minière and Leontine van Leeuwen-Atkins. Each of the non-management directors is

“independent”,

as

such

term

is

used

in

the

rules

of

the

NYSE,

with

the

exception

of

Tammy

Cook-
Searson.

EXHIBIT INDEX
Exhibit No. Description
99.1
2023 Annual Information Form
99.2
2023 Consolidated Audited Financial Statements
99.3
2023 Management’s Discussion and Analysis
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
Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of
2002
99.9
Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of
2002
99.10
Consent of Alain D. Renaud, P. Geo.
99.11
Consent of Biman Bharadwaj, P. Eng.
99.12
Consent of Scott Bishop, P. Eng.
99.13
Consent of Lloyd Rowson, P. Eng.
99.14
Consent of Gregory M. Murdock, P. Eng.
99.15
Consent of Sergey Ivanov, P. Geo.
99.16
Consent of Daley McIntyre, P. Eng.
99.17
Code of Conduct and Ethics (as amended and restated as of July 2023) (incorporated by reference to Cameco Corporation’s Form 6-K, furnished to the Commission on January 12,
2024)
99.18
Cameco Corporation Executive Compensation Recoupment Policy (SEC and NYSE)
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

2024.
CAMECO CORPORATION
By:

/s/ Grant Isaac

Name: Grant Isaac

Title:

Executive Vice-President and

Chief Financial Officer