Form 40-F
period 2024-12-31
CAMECO CORP
filed 2025-03-21
CIK 1009001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
☐
REGISTRATION STATEMENT

PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE

ACT OF 1934
OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13(a) or

15(d) OF THE SECURITIES EXCHANGE ACT OF

1934
For the fiscal year ended
December 31, 2024

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
435,312,083

Common Shares outstanding as of December 31, 2024

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange

Act during

the preceding

12 months

(or for

such shorter

period that

the Registrant

was required

to
file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒

Yes

☐

No
Indicate by check

mark whether the

registrant has submitted

electronically,

every Interactive Data

File required to
be submitted pursuant to Rule 405 of

Regulation S-T (§232.405 of this chapter) during the

preceding 12 months (or
for such shorter period that the Registrant was required

to submit such files).
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

“anticipate”, “believe”, “can”,
“could”,

“estimate”,

“expect”,

“forecast”,

“goal”,

“intend”,

“may”,

“outlook”,

“plan”,

“potential”,

“predict”,

“project”,
“proposed”, “scheduled”, “strategy”, “target” and

“will”, and the negative

of any of

these words, or variations

of them,
or comparable

terminology

that does

not relate

strictly

to current

or historical

facts,

are all

indicative

of forward-
looking information or statements.

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
See Cameco’s Annual Information Form for the year

ended December 31, 2024, attached as Exhibit

99.1 to this
Annual Report on Form 40-F,

under the heading “Caution about forward-looking information”,

and Cameco’s
management’s discussion and analysis for the year

ended December 31, 2024, attached as Exhibit 99.3 to

this
Annual Report on Form 40-F (the “Cameco 2024 MD&A”),

under the heading “Caution about forward-looking
information”, for additional information regarding forward

-looking statements.
Certifications and Disclosure Regarding Controls and

Procedures
.
(a) Certifications regarding controls and procedures .

See Exhibits 99.6 and 99.7.
(b)
Evaluation of

disclosure controls

and procedures
. As

of December

31, 2024

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

2024.
It should be noted that

while the CEO and

CFO believe that Cameco

Corporation’s disclosure controls
and procedures and

internal control over

financial reporting provide a

reasonable level of

assurance that
they are effective, they do not expect such disclosure controls and procedures and internal control over financial reporting

to be

capable of

preventing

or detecting

all errors

and fraud.

A control

system, no
matter how well

conceived or operated,

can provide only

reasonable, not absolute,

assurance that the
objectives of the control system are met.
(d)
Attestation

report

of

the

registered

public

accounting

firm
.

The

effectiveness

of

Cameco
Corporation’s internal

control over financial

reporting as

of December 31,

2024 was

audited by KPMG
LLP,

an independent

registered public

accounting firm,

as stated

in its report,

which accompanies

the
Cameco 2024

Consolidated Audited

Financial Statements

that are

filed as

Exhibit 99.2 to

this Annual
Report on Form 40- F.

(e)
Changes

in

internal

control

over

financial

reporting
.

During

the

fiscal

year

ended

December 31,
2024, there was no significant change in Cameco

Corporation’s internal control over

financial reporting
that materially affected, or

is reasonably likely to

materially affect, Cameco Corporation’s internal

control
over financial reporting. In April 2024, Cameco Corporation implemented SAP S/4 HANA, an enterprise resource

planning

(ERP)

system,

across

the

entire

organization.

As

a

result

of

this

implementation,
Cameco

Corporation

modified

certain

existing

internal

controls

and

implemented

new

controls

and
procedures. The implementation

process included extensive

involvement by key

end users and

required
significant pre-implementation planning, design, and

testing. Cameco Corporation continues

to evaluate
and monitor its internal

controls and make

changes as required

and believes it is

taking the necessary
steps to maintain appropriate internal controls over financial reporting during this period of change.
Audit & Finance

Committee Financial

Expert
.

Cameco Corporation’s

board of

directors has determined

that at
least two members of its audit and finance

committee (the “audit committee”) are audit committee financial experts.
The audit committee

financial experts

are Daniel Camus

and Leontine van

Leeuwen-Atkins. Both

Mr. Camus

and
Ms. Atkins

have been

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

and

Ms.

Atkins

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

2024,

Cameco

Corporation
amended its previously filed Code and

made non-substantive changes, including

the document format, updates to
information

on

confidentiality,

and

alignment

of

wording

in

the

Code

to

policy

and

program

documents.

The
information on the Company’s website is not part of

this Annual Report on Form 40-
F.
The

Code

was

furnished

to

the

Commission

on

January

23,

2025 as

Exhibit

1

to

a

Report

on

Form

6-K

and

is
incorporated by reference herein as Exhibit 99.17.

Principal Accountant

Fees and

Services
.

Cameco Corporation’s

independent registered

public accounting

firm
is
KPMG LLP
,
Saskatoon, Saskatchewan, Canada
, Auditor Firm ID:
85
. See Exhibit 99.4.
Off-Balance

Sheet Arrangements
.
In the

normal course

of operations,

Cameco Corporation

enters into

certain
transactions that

are not

required to

be recorded

on its

balance sheet.

These activities include

the issuing

of financial
assurances
and long-term

product purchase

contracts. These

activities are

disclosed in

the following

sections

of
Exhibit 99.3

– 2024

Management’s

Discussion

and Analysis

and

the notes

to the

financial

statements

in Exhibit
99.2 – 2024 Consolidated Audited Financial Statements:
(a) Financial assurances . In the 2024 Management’s Discussion and Analysis, see the disclosure at “Off-
balance sheet

arrangements”

(page 54).

In the

2024 Consolidated

Audited Financial

Statements, see
the disclosure at notes 16 and 25 of the financial statements.
(b) Long-term product purchase contracts
. In the 2024 Management’s Discussion and

Analysis, see the
disclosure at “Off-balance sheet arrangements” (page

54).

(c) Other arrangements
. In the 2024

Management’s Discussion

and Analysis, see

the disclosure at

“Off-
balance sheet

arrangements” (page

54). In

the 2024

Consolidated Audited

Financial Statements,

see
the disclosure at notes 14 and 15 of the financial statements.
Tabular

Disclosure

of

Contractual

Obligations
.

In

the

2024

Management’s

Discussion

and

Analysis,

see

the
disclosures at “Financing Activities” (pages 53 and

54) and “Off-balance sheet arrangements”

(page 54).
Identification

of

the

Audit

Committee.

Cameco

Corporation

has

a

separately-designated

standing

audit
committee established

in accordance

with Section

3(a)(58)(A)

of the

Exchange Act.

Cameco Corporation’s

audit
committee is comprised of: Daniel Camus (chair), Catherine Gignac

,

and Leontine van Leeuwen-Atkins.

Audited Annual Financial Statements .

The report of the independent registered public accounting firm relating to
Cameco Corporation’s Consolidated Audited

Financial Statements as of December

31, 2024 and 2023 is included
in Exhibit 99.2 – 2024 Consolidated Audited Financial

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

Cook-Searson, Catherine

Gignac, Kathryn

Jackson,

Don Kayne, Dominique

Minière and
Leontine van

Leeuwen-Atkins.

Each of

the non-management

directors

is “independent”,

as such

term is
used in the rules of the NYSE, with the exception of Tammy

Cook-Searson.

EXHIBIT INDEX
Exhibit No. Description
99.1 2024 Annual Information Form
99.2 2024 Consolidated Audited Financial Statements
99.3 2024 Management’s Discussion and Analysis
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
2002
99.9 Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of
2002
99.10
Consent of Alain D. Renaud, P. Geo.
99.11
Consent of Biman Bharadwaj, P. Eng.
99.12
Consent of Scott Bishop, P. Eng.
99.13 Consent of K
irk Lamont
, P. Eng.
99.14
Consent of Gregory M. Murdock, P. Eng.
99.15
Consent of Sergey Ivanov, P. Geo.
99.16
Consent of Daley McIntyre, P.

Eng.
99.17
Code of Conduct and Ethics (as amended and restated as of July 2024) (incorporated by reference to Cameco Corporation’s Form 6-K, furnished to the Commission on January 2
3
,
2025)
99.18
Cameco

Corporation

Executive

Incentive

Compensation

Recoupment

Policy

(SEC

and
NYSE) (incorporated by reference to

Exhibit 99.18 to Cameco

Corporation’s annual report on
Form 40-F,

filed with the Commission on March 22, 2024)
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
DATED this 21
st

day of March,

2025.
CAMECO CORPORATION
By:

/s/ Grant Isaac

Name: Grant Isaac

Title:

Executive Vice-President and

Chief Financial Officer