Form 40-F
period 2025-12-31
CAMECO CORP
filed 2026-03-19
CIK 1009001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
☐
REGISTRATION STATEMENT
PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE
ACT OF 1934
OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13(a) or
15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934
For the fiscal year ended
December 31, 2025
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
435,457,978
Common Shares outstanding as of December 31, 2025

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
looking information”
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
“will,”
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
See Cameco’s Annual Information Form for the year
ended December 31, 2025, attached as Exhibit 99.1 to
this
Annual Report on Form 40-F,
under the heading “Caution about forward-looking
information”, and Cameco’s
management’s discussion and analysis for the year
ended December 31, 2025, attached as Exhibit 99.3 to
this
Annual Report on Form 40-F,
under the heading “Caution about forward-looking
information”, for additional
information regarding forward-looking statements.
Certifications and Disclosure Regarding Controls and
Procedures
.
(a) Certifications regarding controls and procedures .
See Exhibits 99.6 and 99.7.
(b)
Evaluation of
disclosure controls
and procedures
. As
of December
31, 2025,
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
2025.
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
(d)
Attestation
report
of
the
registered
public
accounting
firm
.
The
effectiveness
of
Cameco
Corporation’s internal control
over financial reporting as
of December 31, 2025,
was audited by KPMG
LLP,
an independent
registered public
accounting firm,
as stated
in its report,
which accompanies
the
Cameco 2025
Consolidated Audited
Financial Statements
that are
filed as
Exhibit 99.2
to this
Annual
Report on Form 40-F.

(e)
Changes
in
internal
control
over
financial
reporting
.
During
the
fiscal
year
ended
December
31,
2025, there was no significant change in Cameco
Corporation’s internal control over
financial reporting
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
Audit & Finance
Committee Financial
Expert
.
Cameco Corporation’s
board of
directors has determined
that at
least three
members of
its audit
and finance
committee (the
“audit committee”) are
audit committee
financial experts.
The
audit
committee
financial
experts
are
Daniel
Camus,
Marie
Inkster
and
Leontine
van
Leeuwen-Atkins.
Mr.
Camus, Ms. Inkster
and Ms. van
Leeuwen-Atkins have
each been determined
by Cameco Corporation’s
board of
directors
to
be
an
independent
director
as
such
term
is
defined
under
the
Canadian
Securities
Administrators’
National
Instrument
52-110
(Audit
Committees)
(“NI
52-110”),
the
Commission’s
audit
committee
independence
requirements, and
the rules
of the
New York
Stock Exchange
(the “NYSE”)
relating to
the independence
of audit
committee members.
Information concerning the relevant experience of Mr. Camus, Ms. Inkster and Ms. van Leeuwen-Atkins is included in their biographical information contained in Cameco Corporation’s Annual Information Form that is filed as Exhibit
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
Code.
In
2025,
Cameco
Corporation
amended its previously
filed Code and
made non substantive
changes, including updates
to the document
format
as well as
updating the internal review
process. The information on
the Company’s website is
not part of
this Annual
Report on Form 40-F.
The Code was furnished to
the Commission on January
23, 2026, as Exhibit 99.14
to a report on Form
6-K and is
incorporated by reference herein as Exhibit 99.17.
Principal Accountant
Fees and
Services
.
Cameco Corporation’s
independent registered
public accounting
firm
is
KPMG LLP
,
Saskatoon, Saskatchewan, Canada
, Auditor Firm ID:
85
. See Exhibit 99.4.
Off-Balance
Sheet Arrangements
.
In the
normal course
of operations,
Cameco Corporation
enters into
certain
transactions that
are not
required to
be recorded
on its
balance sheet.
These activities include
the issuing
of financial
assurances and
long-term product
purchase contracts.
These activities
are disclosed
in the
following sections
of
Exhibit 99.3
– 2025
Management’s
Discussion
and Analysis
and
the notes
to the
financial
statements
in Exhibit
99.2 – 2025 Consolidated Audited Financial Statements:
(a) Financial assurances . In the 2025 Management’s Discussion and Analysis, see the disclosure at “Off-
balance sheet
arrangements” (page
55). In
the 2025
Consolidated Audited
Financial Statements,
see
the disclosure at notes 15 and 24 of the financial statements.

(b) Long-term product purchase contracts
. In the 2025 Management’s Discussion and
Analysis, see the
disclosure at “Off-balance sheet arrangements” (page
55).
(c) Other arrangements
. In the 2025
Management’s Discussion
and Analysis, see
the disclosure at
“Off-
balance sheet
arrangements” (page
55). In
the 2025
Consolidated Audited
Financial Statements,
see
the disclosure at notes 13 and 14 of the financial statements.
Tabular
Disclosure
of
Contractual
Obligations
.
In
the
2025
Management’s
Discussion
and
Analysis,
see
the
disclosures at “Financing Activities” (page 54) and “Off
-balance sheet arrangements” (pages 55 and 56).
Identification
of
the
Audit
Committee.
Cameco
Corporation
has
a
separately-designated
standing
audit
committee established
in accordance
with Section
3(a)(58)(A)
of the
Exchange Act.
Cameco Corporation’s
audit
committee
is
comprised
of:
Daniel
Camus
(chair),
Catherine
Gignac,
Marie
Inkster
and
Leontine
van
Leeuwen-
Atkins.
Audited Annual Financial Statements .
The report of the independent registered public accounting firm relating to
Cameco Corporation’s Consolidated Audited
Financial Statements as of December
31, 2025 and 2024 is included
in Exhibit 99.2 – 2025 Consolidated Audited Financial
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
participation. Ms.
Catherine Gignac,
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
(e)
Independent
directors
.
The
names
of
Cameco
Corporation’s
non-management
directors
are:
Daniel
Camus,
Tammy
Cook-Searson,
Catherine
Gignac,
Marie
Inkster,
Kathryn
Jackson,
Don
Kayne,
Peter
Kukielski, Dominique Minière and Leontine van Leeuwen-Atkins. Each of the non-management directors is
“independent”, as such term is used in the rules of the NYSE, with the exception of Tammy Cook-Searson
.

EXHIBIT INDEX
Exhibit No. Description
99.1
2025 Annual Information Form
99.2
2025 Consolidated Audited Financial Statements
99.3
2025 Management’s Discussion and Analysis
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
Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of
2002
99.9
Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of
2002
99.10
Consent of Alain D. Renaud, P. Geo.
99.11
Consent of Biman Bharadwaj, P. Eng.
99.12
Consent of Scott Bishop, P. Eng.
99.13
Consent of Kirk Lamont, P. Eng.
99.14
Consent of Gregory M. Murdock, P. Eng.
99.15
Consent of Sergey Ivanov, P. Geo.
99.16
Consent of Daley McIntyre, P. Eng.
99.17
Code of Conduct and Ethics (as amended and restated as of July 2025) (incorporated by reference to Cameco Corporation’s Form 6-K, furnished to the Commission on January 23,
2026)
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
DATED this 19
th
day of March,
2026.
CAMECO CORPORATION
By:
/s/ Heidi Shockey
Name: Heidi Shockey
Title:
Senior Vice-President and
Chief Financial Officer